  [Front Cover]     Home Federal Bancorp 2004 Annual Report

[Picture omitted]

A black square on a white background transitions to the company logo, a capital
HF in a blue circle, from left to right across the middle of the front cover.

[Front Inside Cover]

1.     Letter to Shareholders

4.     Selected Consolidated Financial Data

5.     Quarterly Results of Operations

6.     Management's Discussion & Analysis

19.    Management's Assessment as to the Effectiveness of Internal Control Over
       Financial Reporting

20.    Reports of Independent Registered Public Accounting Firm

22.    Consolidated Balance Sheets

23.    Consolidated Statements of Income

24.    Consolidated Statement of Shareholders' Equity

25.    Consolidated Statements of Cash Flows

26.    Notes to Consolidated Financial Statements

43.    Board of Directors & Officers of Home Federal Bancorp, Executive Officers
       of HomeFederal Bank

To Our Shareholders

Since the beginnings of our industry, bankers have been expected to accurately measure not only the monetary funds in their trust but also the economic growth of the communities they serve. In earlier times, with fewer products and customers, the task seemed relatively simple. Higher deposits and higher demand for lending products typically reflected an upbeat mood among retail and commercial customers alike. Stagnating demand suggested an onset or continuation of an economic slump, and yet the wisest of bankers and consumers knew that even the worst of recessionary times brought opportunities to plan and invest for the better times that surely were not far in the future.

Today we might well wonder how comfortable those money managers of earlier generations would feel in the 21st Century financial services business environment - an environment marked by consolidation, competition from non-traditional entities, extensive and expensive regulatory compliance requirements, and uncertain customer behavior in what would seem to be relatively stable economic times. The banker's task today is to accurately assess both traditional and non-traditional measures and to adapt uncommon tools to plan for continuous change in uncommon times.

Home Federal Bancorp's results for 2004 reflected the variability of the banking industry's redefined operating environment. Earnings were $5.2 million for the year ended December 31, 2004, compared to $9.6 million one year ago. These results reflect a sizeable decrease in sales of mortgage products, increased operating expenses and an increase in the loan loss provision. At the same time, however, we reported positive changes in the net interest margin and in net interest income. Throughout the year, we made adjustments to our strategies and product lines to effectively meet the challenges and opportunities presented by the unpredictable forces of the market.

Our experience this year in selling traditional one-to-four family mortgages

                                      - 1 -

reflected a national decline in demand for such products. HomeFederal Bank's originations in this category totaled $181 million in 2004, compared to $420 million in 2003, which was a record year for us in both originations and sale of loans. A slightly higher interest rate environment and greatly reduced demand for mortgage refinancing combined to bring our 2004 results more closely in line with prior years. The result, however, was a reduction of almost $5 million in pretax income.

Throughout the year, HomeFederal Bank's other expenses increased as a result of compensation and employee benefit costs and the high cost of compliance with federal regulations.

During the fourth quarter, we spent almost $500,000 in compliance efforts related to the requirements of the Sarbanes-Oxley Act of 2002. This legislation contains detailed requirements regarding management's assessment of its internal controls over financial reporting and disclosure. While our compliance costs associated with this legislation should be lower in the future, we will likely have added personnel and audit costs in perpetuity as a result of its stringent requirements.

These represent layered cost increases that do not measurably benefit Home
Federal Bancorp shareholders or the Bank's employees or customers - and yet they are but part of today's evolving business environment, which demands both extra attention and expenditures.

Throughout the year, as we responded to demands from regulators for increased oversight of internal controls, we continued to implement our ongoing programs for improving HomeFederal Bank's internal efficiencies and reducing its cost of doing business. During 2004, we took steps to improve the processes we use in both mortgage and consumer lending. Two new loan origination systems have allowed us to reach more customers and improve service while reducing internal staffing levels and associated expenses.

We are also continually working to restructure our balance sheet. Last year we maintained our ongoing focus on adding, improving, and increasing the volume of our commercial products, which generally provide lower-cost deposits and more interest-sensitive assets. These lines of business are particularly beneficial to HomeFederal in the current interest rate environment.

In 2004, we enjoyed reasonable growth in non-interest income, particularly due to the sale of cash management services for small business owners. Additionally, we succeeded in selling other ancillary services to such customers, including brokerage and trust services. During the year, our calling officers made more than 4,000 visits to current and potential customers. We expect to see the results of their efforts during 2005 and will send these officers on additional

                                     - 2 -

calls to generate still more business through relationship development.

Pragmatism tells us that it will be difficult in today's challenging environment to generate the levels of earnings similar to those of recent years. And yet we also know that there is and will continue to be a market for HomeFederal Bank's customer-focused style of banking, no matter how great the pace of change in our industry.

In support of that conviction, we opened a second southern Indianapolis-area branch in January 2005, a reflection of the success of our first branch in the area and our determination to structure our business to meet the changing needs of an ever-growing customer base.

Going forward, we intend to refine the business plan that has worked well for us in both good and challenging times. We will focus on product and service diversification and increasing our commercial banking activities. We will also continue to measure the financial service needs of the region we serve and structure our business to meet those needs.

We remain highly optimistic about the future of our national and regional economies. And we pledge to continue to do our part to move those economies forward - one carefully-measured plan, product, and profitable result at a time.

Sincerely,

/s/ John K. Keach, Jr.

John K. Keach, Jr.
Chairman of the Board and Chief Executive Officer

                                     - 3 -

Summary of Selected Consolidated Financial Data
(in thousands except per share data)

                                                                                     Six
                                                         Year         Year        Months          Year           Year          Year
                                                        Ended        Ended         Ended         Ended          Ended         Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                     Dec 2004     Dec 2003      Dec 2002     June 2002      June 2001     June 2000
------------------------------------------------------------------------------------------------------------------------------------
Selected Balance Sheet Data:
Total assets                                      $   868,207  $   853,328   $   886,505   $   856,012    $   863,393   $   832,154
Cash and cash equivalents                              52,320       34,178        53,692        44,478         35,424        21,196
Loans held for sale                                     2,617        6,272        30,560         6,302         12,383         2,376
Securities available for sale                         124,790      123,638       114,440       114,989         80,316        99,364
Securities held to maturity                             1,779        1,828         3,026         3,493          7,296         7,776
Loans receivable, net                                 629,490      630,672       628,883       631,815        674,552       652,007
Deposits                                              640,181      588,666       609,358       577,480        576,543       572,893
Borrowings                                            139,899      169,162       187,744       188,680        207,608       184,433
Shareholders' equity                                   77,364       84,022        77,794        77,086         72,044        69,486

Selected Operations Data:
Interest income                                   $    42,746  $    45,602   $    26,240   $    56,298    $    64,757   $    57,809
Interest expense                                       19,159       22,264        13,145        30,635         39,516        32,169
                                                  ------------ ------------  ------------  ------------   ------------  ------------
Net interest income                                    23,587       23,338        13,095        25,663         25,241        25,640
Provision for loan losses                               1,770        1,268         1,221         1,423          1,680         1,441
                                                  ------------ ------------  ------------  ------------   ------------  ------------
Net interest income after provision
  for loan losses                                      21,817       22,070        11,874        24,240         23,561        24,199
Gain on sale of loans                                   2,651        7,628         3,740         4,456          1,975           720
Gain (loss) on sale of securities                           -          (83)            4            92           (196)         (116)
Other income                                            7,032        7,133         3,125         7,841          7,241         7,060
Other expense                                          23,793       22,085        10,375        20,045         17,513        16,446
                                                  ------------ ------------  ------------  ------------   ------------  ------------
Income before income taxes                              7,707       14,663         8,368        16,584         15,068        15,417
Income tax provision                                    2,544        5,020         3,071         6,245          5,519         5,979
                                                  ------------ ------------  ------------  ------------   ------------  ------------
Net Income                                        $     5,163  $     9,643   $     5,297   $    10,339    $     9,549   $     9,438
                                                  ============ ============  ============  ============   ============  ============

Basic earnings per common share                   $      1.25  $      2.26   $      1.23   $      2.34    $      2.13   $      1.97
Diluted earnings per common share                 $      1.21  $      2.15   $      1.17   $      2.25    $      2.07   $      1.88
Cash dividends per share                          $      0.75  $      0.70   $      0.31   $      0.58    $      0.55   $      0.54
Selected Financial and Statistical Data:
Return on average assets (2)                            0.60%        1.10%         1.21%         1.20%          1.12%         1.20%
Return on average shareholders' equity (2)              6.50%       11.95%        13.59%        13.73%         13.76%        13.84%
Interest rate spread during the period (2)              2.97%        2.84%         3.19%         3.20%          3.13%         3.46%
Net interest margin on average earning assets (2)       3.00%        2.91%         3.26%         3.27%          3.22%         3.56%
Average shareholders' equity to average assets          9.17%        9.20%         8.93%         8.76%          8.15%         8.70%
Efficiency ratio (1)                                   71.53%       67.03%        57.01%        57.02%         50.75%        49.50%
Nonperforming loans to total loans                      2.01%        0.60%         0.71%         0.57%          1.02%         0.46%
Nonperforming assets to total assets                    1.71%        0.66%         0.70%         0.70%          0.99%         0.52%
Loss allowance to nonperforming loans                  61.23%      193.11%       151.12%       171.34%         78.70%       162.05%
Loss allowance to total loans                           1.23%        1.16%         1.08%         1.01%          0.82%         0.75%
Dividend payout ratio                                  59.22%       31.08%        25.12%        24.45%         25.53%        27.11%
Loan servicing portfolio                          $   605,040  $   611,636   $   564,856   $   551,402    $   484,628   $   451,768
Allowance for loan losses                         $     7,864  $     7,506   $     7,172   $     6,451    $     5,690   $     4,949
Number of full service offices                             18           18            17            17             17            16

(1)  Operating  expenses as a percentage  of the sum of net interest  income and non-interest income, excluding real estate income and expenses,  securities gains and  losses,  gains and  losses  on sale of  loans,  amortization  of intangibles, mortgage servicing rights ("MSR") amortization,  impairment of
     MSR and non-recurring items.

(2)  For comparative purposes, the December 2002 ratios have been annualized.

                                     - 4 -

Quarterly Results of Operations
(in thousands except share data)

The following table presents certain selected unaudited data relating to results of operations for the three month periods ending on the dates indicated.

                                                 Three Months Ended
                                     -------------------------------------------
Fiscal Year Ended December 31, 2004   March 31,  June 30,   Sept 30,    Dec 31,
--------------------------------------------------------------------------------
Total interest income ............... $ 10,722   $ 10,634   $ 10,534    $ 10,856
Total interest expense ..............    4,940      4,784      4,741       4,694
                                      --------   --------   --------    --------
Net interest income .................    5,782      5,850      5,793       6,162
Provision for loan losses ...........      246         35      1,887        (398)
                                      --------   --------   --------    --------
Net interest income after
    provision for loan losses .......    5,536      5,815      3,906       6,560
Gain on sale of loans ...............      683        939        435         594
Other income ........................    1,709      1,918      1,681       1,724
Other expense .......................    5,797      5,783      5,715       6,498
                                      --------   --------   --------    --------
Income before income taxes ..........    2,131      2,889        307       2,380
Income tax provision ................      744        975        (29)        854
                                      --------   --------   --------    --------
Net Income .......................... $  1,387   $  1,914   $    336    $  1,526
                                      ========   ========   ========    ========
Basic earnings per common share ..... $   0.32   $   0.46   $   0.08    $   0.38
                                      ========   ========   ========    ========
Diluted earnings per common share ... $   0.31   $   0.45   $   0.08    $   0.37
                                      ========   ========   ========    ========
Cash dividends per share ............ $  0.188   $  0.188   $  0.188    $  0.188
Stock sales price range:  High (1) .. $  28.22   $  27.17   $  25.88    $  25.75
                          Low ....... $  26.00   $  24.90   $  24.46    $  23.46

                                                 Three Months Ended
                                     -------------------------------------------
Fiscal Year Ended December 31, 2003   March 31,  June 30,   Sept 30,    Dec 31,
--------------------------------------------------------------------------------

Total interest income ............... $ 12,058   $ 11,542   $ 11,160    $ 10,842
Total interest expense ..............    6,016      5,674      5,429       5,145
                                      --------   --------   --------    --------
Net interest income .................    6,042      5,868      5,731       5,697
Provision for loan losses ...........      210        450        286         322
                                      --------   --------   --------    --------
Net interest income after
    provision for loan losses .......    5,832      5,418      5,445       5,375
Gain on sale of loans ...............    2,170      2,181      2,538         739
Other income ........................    1,846      1,510      1,916       1,778
Other expense .......................    5,161      5,517      5,809       5,598
                                      --------   --------   --------    --------
Income before income taxes ..........    4,687      3,592      4,090       2,294
Income tax provision ................    1,733      1,318      1,462         507
                                      --------   --------   --------    --------
Net Income .......................... $  2,954   $  2,274   $  2,628    $  1,787
                                      ========   ========   ========    ========
Basic earnings per common share ..... $   0.70   $   0.53   $   0.62    $   0.42
                                      ========   ========   ========    ========
Diluted earnings per common share ... $   0.66   $   0.50   $   0.59    $   0.40
                                      ========   ========   ========    ========
Dividends per share ................. $  0.163   $  0.163   $  0.188    $  0.188
Stock sales price range:  High (1) .. $  25.12   $  27.57   $  27.00    $  29.35
                          Low ....... $  22.95   $  24.26   $  25.15    $  26.45

(1)  The Company's  common stock trades on the NASDAQ  National Market under the symbol  "HOMF." As of  December  31,  2004,  the Company had 455 holders of record of its shares.

                                     - 5 -

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS
This Annual Report contains statements, which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of
1995. These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief, outlook, estimate or expectations of the Company (as defined below), its directors or its officers primarily with respect to future events and the future financial performance of the Company. Readers of this Annual Report are cautioned that any such forward looking statements are not guarantees of future events or performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this Annual Report identifies important factors that could cause such differences. These factors include changes in interest rates, loss of deposits and loan demand to other financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, changes in the financial condition of issuers of the Company's investments and borrowers, changes in the economic condition of the Company's market area, increases in compensation and employee expenses, or unanticipated results in pending legal proceedings.

     The following financial information presents an analysis of the asset and liability structure of Home Federal Bancorp and a discussion of the results of operations for each of the periods presented in the Annual Report as well as a discussion of Home Federal Bancorp's sources of liquidity and capital resources.

HOLDING COMPANY BUSINESS
Home Federal Bancorp (the "Company") is organized as a bank holding company authorized to engage in activities permissible for a financial holding company and owns all of the outstanding capital stock of HomeFederal Bank (the "Bank").
The business of the Bank and therefore, the Company, is providing consumer and business banking services to certain markets in the south-central portions of the State of Indiana. The Bank does business through 18 full service banking offices.

GENERAL
The Bank's earnings in recent years reflect the fundamental changes that have occurred in the regulatory, economic and competitive environment in which commercial banks operate. The Bank's earnings are primarily dependent upon its net interest income. Interest income is a function of the average balances of loans and investments outstanding during a given period and the average yields earned on such loans and investments. Interest expense is a function of the average amount of deposits and borrowings outstanding during the same period and the average rates paid on such deposits and borrowings. Net interest income is the difference between interest income and interest expense.

     The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits and borrowings with short- and medium-term maturities, mature or reprice more rapidly, or on a different basis, than its interest-earning assets. While having liabilities that mature or reprice more frequently on average than assets will be beneficial in times of declining interest rates, such an asset/liability structure will result in lower net income or net losses during periods of rising interest rates, unless offset by other factors such as non-interest income. The Bank's net income is also affected by such factors as fee income and gains or losses on sale of loans.

OVERVIEW
In reviewing the Company's performance in 2004 several factors contributed to the results for the year. The first and most critical was the decline in residential loan originations that caused the gain on sale of loans income to decline by almost $5.0 million on a pre-tax basis. The year ended December 31,
2003 was a record year for the Company in both loan originations and sales of loans. In 2003, the Company originated $420.8 million 1-4 family residential loans and sold $373.7 million of these loans for a total pre-tax profit of $7.6 million. In 2004, 1-4 family residential loan originations declined to levels consistent with previous years and totaled $181.4 million and loan sales declined to $139.6 million for a pre-tax profit of $2.7 million. The reduction in originations and sales of loans was due to a slightly higher loan rate environment in 2004 and reduced loan refinancing, as fewer homeowners had mortgages with rates high enough to justify refinancing the mortgage. The second factor is the loan losses associated with two commercial credits as discussed in the Allowance for Loan Losses section on page 15. These two credits were the primary cause for the loan loss provision increase of $502,000 over the prior year. The third factor contributing to this year's performance was a $1.7 million or 7.7% increase in non-interest expenses. These expenses were the result of reductions in the personnel expense deferred in accordance with
Statement of Accounting Standard No. 91 due to reduced loan activity and increased cost associated with retirement plans, health insurance and normal salary increases. Miscellaneous expenses increased in 2004 in large part due to costs of $598,000 associated with the implementation of the Sarbanes-Oxley
Section 404 internal control assertions, $406,000 of which were one time costs associated with the initial implementation of Sarbanes-Oxley internal control requirements.

     Net interest income before loan loss provision improved in 2004 as the yields on interest-earning assets declined less than the costs declined for interest-costing liabilities. This caused the net interest margin to improve in
2004 compared to 2003.

     Last year's strategy to improve the Company's net interest margin was to replace wholesale funding sources, such as Federal Home Loan Bank Advances, brokered certificates of deposit, and public funds, with core retail deposits.

                                     - 6 -

In 2004, the Bank grew retail deposits by $31.5 million and paid off $28.9 million of Federal Home Loan Bank borrowings. The Bank opened a new branch in the southern Indianapolis metropolitan market in January of 2005. This is the
Bank's second branch in Indianapolis. The expansion into this growing market, plus a continued emphasis on gaining core deposits in existing markets is anticipated to continue to increase core deposits in 2005. Both consumer and commercial core deposit growth will be the Company's focus. It is important that the Company increase this source of funds in order to be positioned for increased profitable growth in 2005.

     Another area that will receive attention in 2005 is that of capital management. The Company's total shareholder equity decreased $10.0 million due to stock buybacks in 2004, while total assets increased. The Company currently has a stock buyback plan in place to purchase up to 5% of outstanding shares. In addition, the Company has had several stock repurchase plans in place over the past several years and will continue to look at these plans as one way to improve both return on equity and earnings per share in the coming year.

     In summary, the Company faces several challenges in 2005 and subsequent years. The major challenge is to replace the reduction in gain on sale of loans with other less cyclical sources of income. The second is to grow the earning assets of the Company in such a way that net interest margins are improved. The third is to increase other sources of non-interest income while at the same time reducing the rate of increase in non-interest expense, especially those expenses related to compensation and employee benefits. It will take more than one year to accomplish these goals but plans are in place to continue the progress made in 2004.

ASSET/LIABILITY MANAGEMENT
The Bank follows a program designed to decrease its vulnerability to material and prolonged increases in interest rates. This strategy includes 1) selling certain longer term, fixed rate loans from its portfolio; 2) increasing the origination of adjustable rate loans; 3) improving its interest rate gap by increasing the interest rate sensitivity by shortening the maturities of its interest-earning assets and extending the maturities of its interest-bearing liabilities; and 4) increasing its non-interest income.

     A significant part of the Bank's program of asset and liability management has been the increased emphasis on the origination of adjustable rate and/or short-term loans, which include adjustable rate residential mortgages and construction loans, commercial loans, and consumer-related loans. The Bank continues to offer fixed rate residential mortgage loans. The Bank retains the servicing function on most of the 15-year and 30-year loans sold, thereby increasing non-interest income. The proceeds of these loan sales are used to reinvest in other interest-earning assets or to repay short-term debt.

LIABILITY RELATED ACTIVITIES
The Bank has taken several steps to stabilize interest costs and match the maturities of liabilities to assets. Retail deposit specials are competitively priced to attract deposits in the Bank's market area. When retail deposit funds become unavailable due to competition, the Bank employs Federal Home Loan Bank of Indianapolis ("FHLB") advances and brokered deposits to maintain the necessary liquidity to fund lending operations. In addition, the Bank utilizes
FHLB advances to match maturities with select commercial loans.

     The Bank has endeavored to spread its maturities of FHLB advances over a three to five year period so that only a limited amount of advances comes due each year. This avoids a concentration of maturities in any one year and thus reduces the risk of having to renew all advances when rates may not be favorable.

     The Bank applies early withdrawal penalties to protect the maturity and cost structure of its deposits and utilizes longer term fixed rate borrowings when the cost and availability permit the proceeds of such borrowings to be invested profitably.

     As a result of its asset restructuring efforts, the Bank has foregone, and will likely forego in the future, certain opportunities for improving income on a short-term basis in exchange for a reduction in long-term interest rate risk.
For instance, the Bank's increased emphasis on the origination of adjustable rate mortgages may cause it to sacrifice the initially higher rates of interest available to lenders on fixed rate loans. Similarly, market conditions usually have dictated that financial institutions pay substantially higher interest rates on long-term deposits than on short-term deposits.

                                     - 7 -

INTEREST RATE SPREAD

The   following   table   sets   forth   information   concerning   the   Bank's
interest-earning  assets,  interest-bearing  liabilities,  net interest  income, interest  rate spreads and net yield on average  interest-earning  assets during the periods  indicated  (including  amortization  of net deferred fees which are considered  adjustments of yields).  Average balance  calculations were based on daily balances. (dollars in thousands)

                                     Year Ended                 Year Ended            Six Months Ended             Year Ended
                              ------------------------------------------------------------------------------------------------------
                                      Dec 2004                   Dec 2003                 Dec 2002                 June 2002
                              ------------------------------------------------------------------------------------------------------
                                                                                                                               (3)
                                               Average                   Average                    Average                  Average
                              Average           Yield/  Average           Yield/   Average           Yield/  Average          Yield/
                              Balance   Interest Rate   Balance  Interest  Rate    Balance  Interest  Rate   Balance Interest  Rate
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
 Residential mortgage loans.. $198,228 $ 10,926  5.51%  $219,059 $ 13,155   6.01%  $244,399 $  8,371  6.85% $262,194 $ 19,678  7.51%

 Commercial real
  estate mortgages...........  229,131   13,811  6.03%   221,860   13,927   6.28%   208,117    7,126  6.85%  191,303   14,113  7.38%
 Home equities/
  second mortgages...........   77,868    5,439  6.98%    76,754    5,708   7.44%    82,489    3,284  7.96%   88,061    7,218  8.20%
 Commercial loans............   99,294    5,544  5.58%    93,713    5,414   5.78%    86,416    2,724  6.30%   76,947    5,271  6.85%
 Consumer loans..............   34,437    2,652  7.70%    36,167    3,109   8.60%    39,414    1,792  9.09%   40,978    3,950  9.64%
 Securities..................  125,743    4,109  3.27%   123,273    3,932   3.19%   117,938    2,772  4.70%   97,787    5,488  5.61%
 Interest-bearing deposits...   20,518      265  1.29%    30,567      357   1.17%    24,807      171  1.38%   26,991      580  2.15%
                              ------------------------------------------------------------------------------------------------------
Total interest-earning assets $785,219 $ 42,746  5.44%  $801,393 $ 45,602   5.69%  $803,580 $ 26,240  6.53% $784,261 $ 56,298  7.18%
                              ======================================================================================================

Interest-bearing liabilities:
 Deposits-
  Transaction accounts......  $314,519 $  1,442  0.46%  $296,267 $  2,060   0.70%  $290,629 $  1,715  1.17% $283,295 $  4,914  1.73%
  Certificate accounts......   303,917    9,390  3.09%   305,506   10,144   3.32%   303,610    5,799  3.79%  289,600   13,802  4.77%
 FHLB advances..............   141,210    7,627  5.40%   163,369    9,221   5.64%   174,387    5,205  5.92%  185,453   11,106  5.99%
 Other borrowings...........    15,127      700  4.63%    16,312      839   5.14%    11,823      426  7.15%   11,173      813  7.28%
                              -----------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities................ $774,773 $ 19,159  2.47%  $781,454 $ 22,264   2.85%  $780,449 $ 13,145  3.34% $769,521 $ 30,635  3.98%
                              ======================================================================================================

Net Interest Income.........           $ 23,587                  $ 23,338                   $ 13,095                 $ 25,663
                                       ========                  ========                   ========                 ========

Net Interest Rate Spread....                     2.97%                      2.84%                     3.19%                    3.20%
                                                 =====                      =====                     =====                    =====

Net Earning Assets..........  $ 10,446                  $ 19,939                   $ 23,131                 $ 14,740
                              ========                  ========                   ========                 ========

Net Interest Margin (2).....                     3.00%                      2.91%                     3.26%                    3.27%
                                                 =====                      =====                     =====                    =====

Average Interest-earning
 Assets to Average
 Interest-bearing Liabilities   101.35%                  102.55%                    102.96%                  101.92%
                                =======                  =======                    =======                  =======

(1) Average balances are net of non-performing loans.
(2) Net interest income divided by the average balance of interest-earning assets.
(3) For comparative purposes, the ratios in the December 2002 average yield/rate column have been annualized.

                                     - 8 -

RATE/VOLUME ANALYSIS
The following table sets forth the changes in the Bank's interest income and interest expense resulting from changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities. Changes not solely attributable to volume or rate changes have been allocated in proportion to the changes due to volume or rate. (in thousands)

                                               Year Ended                        Year Ended
                                    ----------------------------------------------------------------
                                         Dec 2004 vs. Dec 2003               Dec 2003 vs. Dec 2002
                                    ----------------------------------------------------------------
                                         Increase/(Decrease)                 Increase/(Decrease)
                                     Due to     Due to     Total        Due to     Due to      Total
                                      Rate      Volume     Change        Rate      Volume     Change
----------------------------------------------------------------------------------------------------
Interest Income on
 Interest-Earning Assets:
  Residential mortgage loans ...... $(1,033)   $(1,196)   $(2,229)     $  (222)   $(3,901)   $(4,123)
  Commercial real estate loans ....    (656)       540       (116)       2,857     (2,962)      (105)
  Home equities/second mortgages ..    (354)        85       (269)        (513)      (442)      (955)
  Commercial loans ................    (169)       299        130         (314)       488        174
  Consumer loans ..................    (313)      (144)      (457)        (234)      (274)      (508)
  Securities ......................      97         80        177       (2,212)       434     (1,778)
  Interest-bearing deposits .......      44       (136)       (92)        (189)        86       (103)
                                    -------    -------    -------      -------    -------    -------
      Total ......................   (2,384)      (472)    (2,856)        (827)    (6,571)    (7,398)
                                    -------    -------    -------      -------    -------    -------
Interest Expense on
 Interest-Bearing Liabilities:
  Deposits - Transaction accounts .    (754)       136       (618)      (2,002)       598     (1,404)
             Certificate accounts .    (701)       (53)      (754)      (1,982)        76     (1,906)
  FHLB advances ...................    (384)    (1,210)    (1,594)        (561)      (808)    (1,369)
  Other borrowings ................     (81)       (58)      (139)         (30)        40         10
                                    -------    -------    -------      -------    -------    -------
      Total .......................  (1,920)    (1,185)    (3,105)      (4,575)       (94)    (4,669)
                                    -------    -------    -------      -------    -------    -------
Net Change in Net Interest Income   $  (464)   $   713    $   249      $ 3,748    $(6,477)   $(2,729)
                                    =======    =======    =======      =======    =======    =======

                                     - 9 -

RESULTS OF OPERATIONS
Comparison of Year Ended December 31, 2004 and Year Ended December 31, 2003:

General
The Company reported net income of $5.2 million for the year ended December 31,
2004. This compared to net income of $9.6 million for the year ended December
31, 2003, representing a decrease of $4.5 million or 46.5%.

Net Interest Income
Net interest income before provision for loan losses increased $249,000, or
1.1%, for the year ended December 31, 2004, compared to the year ended December
31, 2003. The increase in net interest income before provision for loan losses was primarily due to the changing mix of the Bank's average assets and liabilities. The continued growth in checking and money market accounts increased the average balance of low interest bearing transaction accounts $18.3 million. The average balance of higher costing Federal Home Loan Bank ("FHLB")
advances decreased $22.2 million as the Bank redeemed $28.9 million of such borrowings during the year ended December 31, 2004. The average balances of lower yielding residential mortgage loans and interest-bearing deposits decreased $20.8 million and $10.0 million, respectively, while the average balance of higher yielding commercial real estate mortgages and commercial installment loans increased $7.3 million and $5.6 million, respectively. In addition improving net interest margins as a result of the cost of interest-bearing liabilities declining more rapidly than the yield on assets. As the Federal Reserve raised short term interest rates in 2004, it had the effect of slowing the decline in yields of interest-bearing assets while the cost of interest-bearing liabilities continued to decline because of longer term liabilities maturing and repricing at what are still relatively low rates.

     Year-to-date net interest income after provision for loan losses decreased by $253,000, from $22.1 million one year ago to $21.8 million for the year ended
December 31, 2004. The decrease in net interest income after provision for loan losses was due to an increase in the loan loss provision of $502,000. The reason for the increased loan loss provision was related to two commercial loans as discussed in the allowance for loan losses section on page 16. For further information about the Allowance for Loan Losses see the discussion under the
Allowance for Loan Losses and Asset Quality sections.

     For the year ended December 31, 2004, the net interest margin increased by
9 basis points (a basis point equals 0.01%) compared to the same period a year ago. Rates on interest-bearing assets and interest-bearing liabilities continue to decline due to the low interest rate environment. In the year ended December
31, 2004, the cost of liabilities declined more than the yield on interest-earning assets helping to improve the net interest margin.

Interest Income
Total interest income for the year ended December 31, 2004, decreased $2.9 million, or 6.3%, as compared to the year ended December 31, 2003. The decrease in interest income was due primarily to the 25 basis point decrease in yield on interest-earning assets for the year ended December 31, 2004 as compared to the same period a year ago. In addition, the increase in non-performing loans contributed to the decline in net interest income.

Interest Expense
Total interest expense for the year ended December 31, 2004 decreased $3.1 million, or 14.0%, as compared to the year ended December 31, 2003. This decrease was due to a 38 basis point decrease in the cost of interest-bearing liabilities for the year ended December 31, 2004 as compared to the same period a year ago. This decrease was the result of redeeming $28.9 million in more expensive Federal Home Loan Bank borrowings and increasing core checking and money market deposits that are a lower cost source of funds than wholesale borrowings or term certificates of deposit.

Other Income
Other income in 2004 was $9.7 million. This represented a decrease of $5.0 million, or 34.0%, over the same period ended December 31, 2003. This decrease was due primarily to a decrease of $5.0 million in gain on sale of loans that was due to reduced loan originations and reduced loan sales. The year ended
December 31, 2003 was a record year for the Company in both loan originations and sales of loans. In 2003, the Company originated $420.8 million 1-4 family residential loans and sold $373.7 million of these loans for a total pre-tax profit of $7.6 million. In 2004, 1-4 family residential loan originations declined to levels consistent with previous years and totaled $181.4 million, and loan sales declined to $139.6 million for a pre-tax profit of $2.7 million.
The reduction in originations and sales of loans was due to a slightly higher loan rate environment in 2004 and to reduced loan refinancing, as fewer homeowners had mortgages with rates high enough to justify refinancing the mortgage. Additional increases in service fees on deposit accounts, loan servicing income, and insurance, annuity and other fees were offset by decreases in income from joint ventures. The joint venture income decreased because a large gain on a project sale in 2003 did not recur in 2004.

     For the year ended December 31, 2004 loan servicing income increased
$79,000. In 2003 the MSR impairment provision was $83,000 versus a recovery in
2004 of $95,000 for a net change of $178,000. This gain was offset with an increase of $144,000 for the MSR amortization.

     The originated mortgage servicing rights asset is reviewed for impairment each quarter. This asset is created when mortgage loans are sold and the Bank retains the servicing rights. The servicing rights are recognized as income at the time the loan is sold and the servicing asset is also recorded. The asset is then amortized as an expense to mortgage servicing income over the life of the loan. The impairment charge is the recognition of the change in value of mortgage servicing rights that result with changes in interest rates. Mortgage servicing portfolios typically increase in value as interest rates increase and decrease in value as rates decline. The reason for this increase in value is as rates increase, prepayments slow causing the average life of the mortgage servicing portfolio to lengthen, increasing the amount of servicing income the
Bank receives over time and thus increasing the value of the servicing portfolio. If rates decrease the opposite occurs-- as rates decline, prepayment speeds increase causing the average life of the servicing portfolio to shorten.
This reduces the amount of servicing income the Bank receives over time and thus

                                     - 10 -

reduces the value of the servicing portfolio. For the year ended December 31,
2004, the Bank recovered impairment charges in the amount of $95,000 compared to the same period ended December 31, 2003 where the impairment charge was $83,000.
This resulted in a net increase of $178,000 over the prior year. The amortization charge for the year ended December 31, 2004 was $1.5 million compared to $1.4 million for the same period a year ago. Future impairment charges or recoveries will depend on future interest rate changes and the effect they have on pre-payment speeds. If rates decline there will be more impairment charges. If rates rise the impairment charges previously recorded may be recovered.

Other Expenses
Other expenses increased $1.7 million, or 7.7%, over the prior fiscal year, to
$23.8 million from $22.1 million. The increases were primarily in compensation and employee benefits. Compensation and employee benefits increased $1.3 million due to various factors including increased staffing, normal salary increases, and increased funding expenses for the Bank's pension plans. The amount of contra personnel expense deferred in loan origination costs was $1.0 million lower than a year ago which has the effect of raising compensation expense by the same amount. The reduced loan activity in the current year caused the decrease in the amount of deferred loan origination costs. The personnel account was in part offset by reduced loan commissions of approximately $479,000.
Occupancy and equipment expense increased due to increased technology expenditures and the opening of a new branch in Indianapolis.

     For the year ended December 31, 2004, miscellaneous expenses increased
$151,000. Included in these expenses were costs of $598,000 associated with the required implementation of the Sarbanes-Oxley Section 404 assertions and attestations and implementation of that law and the related SEC rules. These were costs that were not incurred in the year ended December 31, 2003.
Approximately $406,000 were one time costs associated with the initial implementation of Sarbanes-Oxley internal control requirements.

RESULTS OF OPERATIONS
Comparison of Year Ended December 31, 2003 and Year Ended December 31, 2002:

General
On September 24, 2002, the Company announced a change in its fiscal year end from June 30 to December 31. The Company reported net income of $9.6 million for the year ended December 31, 2003. This compared to net income of $10.5 million for the year ended December 31, 2002, representing a decrease of $858,000, or
8.2%.

Net Interest Income
Net interest income before provision for loan losses decreased $2.7 million or
10.5% for the year ended December 31, 2003, compared to the year ended December
31, 2002. This decrease in net interest income was due to tightening net interest margins and a decrease in total assets.

     Net interest income after provision for loan losses decreased by $2.1 million, from $24.1 million for the year ended December 31, 2002 to $22.1 million for the year ended December 31, 2003. The decrease in net interest income after provision for loan losses was due to the same reasons described above for net interest income before provision for loan losses. The loan loss provision decreased in 2003 compared to 2002 by $655,000. The decrease was due to the low number of loan charge offs the Bank has experienced in recent years.
Even with the lower loan loss provision for 2003, the allowance for loan losses increased by $334,000. For further information about the allowance for loan losses see the discussion under the Allowance for Loan Losses section.

     For the year ended December 31, 2003, the net interest margin declined by
35 basis points (a basis point equals 0.01%) compared to the same period ended
December 31, 2002. The low interest rate environment caused loan and investment rates to decrease more rapidly than deposit and borrowing rates. The yield on the investment portfolio decreased because much of it was comprised of mortgage backed securities that pre-paid ahead of schedule as well as U.S. Government agency securities that had call features exercised. In addition, the investment portfolio increased due to increased cash flows resulting from the refinancing of adjustable rate loans held in portfolio into fixed rate loans that are sold in the secondary mortgage market. This turnover in the investment portfolio saw higher yielding assets move into lower yielding assets that in turn tightened interest margins. On the liability side of the balance sheet, competition for retail deposits caused rates to decrease slower than they otherwise might have given the overall rate environment, which also kept interest margins from widening.

Interest Income
Total interest income for the year December 31, 2003 decreased $7.4 million, or
14.0%, as compared to the year ended December 31, 2002. The decrease in interest income was due primarily to the 84 basis point decrease in yield on interest-earning assets for the twelve month period ended December 31, 2003 as compared to the same period the previous year.

Interest Expense
Total interest expense for the year ended December 31, 2003 decreased $4.7 million, or 17.3%, as compared to the year ended December 31, 2002. This decrease was due to a 49 basis point decrease in the cost of interest-bearing liabilities for the year ended December 31, 2003 as compared to the same period the previous year.

Other Income
Other income for the 2003 year was $14.7 million. This represented an increase of $1.6 million, or 12.4%, over the year ended December 31, 2002.

     This increase was due to several factors including the increase in gain on sale of loans of $2.2 million in the year ended December 31, 2003, compared to the same period the previous year. The increase was due to increased refinancing activity and loan sales. Insurance, annuity income and other fees were up
$176,000 over 2002, and service fees on deposit accounts were up $316,000 over
2002.

                                     - 11 -

     Offsetting these increases were declines in joint venture income and gains on real estate owned of $248,000 and $165,000, respectively. The decline in joint ventures was due in part to reduced activity in joint ventures as the
Company continued to divest itself of these projects. The decline in real estate owned ("REO") income was due to reduced REO activity in 2003.

     Loan servicing income was basically unchanged as early impairment charges were recovered in part in the fourth quarter of 2003. In 2003, the impairment charge was $83,000 compared to the same period ending December 31, 2002 where the charge was $469,000. The amortization charge in 2003 was $1.4 million compared to $905,000 for 2002. Future impairment charges will depend on future interest rate changes. If rates decrease there will be more impairment charges;
if they increase the impairment charges may be recovered.

Other Expenses
Other expenses increased $1.5 million, or 7.5%, in 2003, over the year ended
December 31, 2002, to $22.1 million from $20.6 million. The increases were primarily in compensation and employee benefits. Compensation and employee benefits increased $1.0 million due to various factors including increased staffing, normal salary increases, and increased funding expenses for the Bank's pension plans. Occupancy and equipment expense increased due to increased technology expenditures and the opening of a new branch in Indianapolis.

RESULTS OF OPERATIONS
Comparison of Six Month Period Ended December 31, 2002 and Six Month Period
Ended December 31, 2001:

General
On September 24, 2002, the Company announced a change in its fiscal year end from June 30 to December 31. The Company reported net income of $5.3 million for the six month period ended December 31, 2002. This compared to net income of
$5.1 million for the six month period ended December 31, 2001, representing an increase of $163,000, or 3.2%.

Net Interest Income
Net interest income before provision for loan losses increased $404,000, or
3.2%, for the six month period ended December 31, 2002, compared to the six month period ended December 31, 2001. This increase was primarily the result of a $13.4 million increase in average interest-earning assets compared to a $4.5 million increase in average interest-bearing liabilities.

     Net interest income after provision for loan losses decreased by $96,000, from $12.0 million for the six month period ended December 31, 2001 to $11.9 million for the six month period ended December 31, 2002. The decrease in net interest income after provision for loan losses was due to an increase in the loan loss provision of $500,000 in the six month period ended December 31, 2002.
The loan loss provision increased primarily due to the deteriorating economic data regarding bankruptcies and unemployment trends in the Bank's market area.
The increases in the loan loss provision also increased the allowance for loan losses from $6.5 million at June 30, 2002 to $7.2 million at December 31, 2002, a $721,000 increase. For further information about the allowance for loan losses see the discussion under the Allowance for Loan Losses section. For the six month period ended December 31, 2002 compared to the same period in 2001 the net interest margin improved slightly. The low interest rate environment contributed to loan and investment rates decreasing more rapidly than deposit and borrowing rates. The yield on the investment portfolio decreased because much of it was comprised of mortgage backed securities that pre-paid ahead of schedule as well as U.S. Government agency securities that had call features exercised. In addition, the investment portfolio grew due to increased cash flows created by the refinancing of adjustable rate loans held in portfolio into fixed rate loans that are sold in the secondary mortgage market. This turnover in the investment portfolio saw higher yielding assets move into lower yielding assets that in turn tightened interest margins. On the liability side of the balance sheet competition for retail deposits caused rates to decrease slower than they otherwise might have given the overall rate environment, which also kept interest margins from widening.

Interest Income
Total interest income for the six month period ended December 31, 2002 decreased
$3.3 million, or 11.2%, as compared to the six month period ended December 31,
2001. The decrease in interest income was due primarily to the 95 basis point decrease in yield on interest-earning assets for the six month period ended
December 31, 2002 as compared to the same period in 2001. A factor offsetting the decrease in interest income was the $13.4 million increase in the average balance of the Company's interest-earning assets.

Interest Expense
Total interest expense for the six month period ended December 31, 2002 decreased $3.7 million, or 22.0%, as compared to the six month period ended
December 31, 2001. This decrease was due to a 97 basis point decrease in the cost of interest-bearing liabilities for the six month period ended December 31,
2002 as compared to the same period the previous year. A factor that offset the decrease in interest expense was the increase in average balances of deposits and borrowings of $4.5 million for the six month period ended December 31, 2002.

Other Income
Other income for the six month period ended December 31, 2002 was $6.9 million.
This represented an increase of $672,000, or 10.8%, over the same six month period ended December 31, 2001. This increase was due to several factors including the increase in gain on sale of loans of $937,000 in the six month period ended December 31, 2002 compared to the six month period ended December
31, 2001. The increase was due to increased refinancing activity and loan sales.
Offsetting this increase in other income was a $517,000 decrease in loan servicing income due primarily to an impairment charge reducing the value of originated mortgage servicing rights. In the six month period ended December 31,
2002 the impairment charge was $617,000 compared to the same period ending
December 31, 2001 where the charge was $177,000. The amortization charge in the six month period ended December 31, 2002 was $478,000 compared to $302,000 for the same period ended December 2001.

                                     - 12 -

Other Expenses
Other expenses increased $507,000, or 5.1%, over the six month period ended
December 31, 2001, to $10.4 million from $9.9 million. The increases were primarily in compensation and employee benefits. Compensation and employee benefits increased $670,000 due to various factors including increased staffing, normal salary increases, bonus expense and increased funding expenses for the
Bank's pension plans. A factor that reduced the increase in other expenses was a
$156,000 reduction in service bureau expenses. The Company completed a data processing conversion in the six month period ended December 31, 2001. Data processing expenses were higher than normal during the conversion process as the
Company incurred charges from both the old and new data processors for a period of time.

FINANCIAL CONDITION
The Company's total assets increased $14.9 million to $868.2 million at December
31, 2004, from $853.3 million at December 31, 2003. Loans held for sale decreased $3.7 million as a result of the decrease in refinancing activity experienced throughout the year ended December 31, 2004. Additionally, cash and cash equivalents increased $18.1 million primarily due to deposit growth in fiscal year 2004. Funds from deposits were also used to redeem advances from the
Federal Home Loan Bank, which decreased $28.9 million during the year ended
December 31, 2004. The primary increase in liabilities occurred in deposits, which increased $51.5 million from December 31, 2003 to December 31, 2004. This increase in deposits reflects an increase in wholesale funds and retail deposits of $20.0 million and $31.5 million, respectively.

    Shareholders' equity decreased $6.7 million to $77.4 million. Stock option exercises added $1.3 million, stock buybacks subtracted $10.0 million, net income added $5.2 million, shareholder dividends subtracted $3.1 million, and the tax benefit of non-qualified stock options, the change in fair value of hedges and the unrealized loss change netted a decrease of $103,000.

INTEREST RATE SENSITIVITY
Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Interest rate sensitivity in the Company is a result of repricing, option, and basis risks. Repricing risk represents timing mismatches in the Company's ability to alter contractual rates earned on financial assets or paid on liabilities in response to changes in market interest rates. For example, when interest-bearing liabilities reprice or mature more quickly than interest-earning assets, an increase in market rates could adversely affect net interest income. Conversely, if interest-earning assets reprice or mature more quickly than interest-bearing liabilities, a decrease in market rates could adversely affect net interest income. Option risk arises from embedded options present in many financial instruments such as loan prepayment options and deposit early withdrawal options. These provide customers opportunities to take advantage of directional changes in rates, which could have an adverse impact on the Company's net interest income. Basis risk refers to the potential for changes in the underlying relationship between market rates or indices, which subsequently result in a narrowing of the spread earned on a loan or investment relative to its cost of funds.

     Net interest income represents the Company's principal component of income.
Consistency of the Company's net interest income is largely dependent upon the effective management of interest rate risk. The Company has established risk measures, limits and policy guidelines in its Interest Rate Risk Management
Policy. The responsibility for management of interest rate risk resides with the
Company's Asset/Liability Committee, ("ALCO"), with oversight by the Board of
Directors. The Company uses an earnings simulation analysis that measures the sensitivity of net interest income to various interest rate movements. The base-case scenario is established using current interest rates. The comparative scenarios assume an immediate parallel shock in increments of 100 basis point rate movements. The Company did not prepare rate shocks for decreases of 300 basis points due to the unlikeliness of these rate scenarios based on the low current interest rate environment. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings of the
Company. Modeling the sensitivity of earnings to interest rate risk is highly dependent on numerous assumptions embedded in the model. These assumptions include, but are not limited to, management's best estimates of the effect of changing interest rates on the prepayment speeds of certain assets and liabilities, projections for activity levels in each of the product lines offered by the Company and historical behavior of deposit rates and balances in relation to changes in interest rates. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions. The Company's 12-month net interest income sensitivity profile as of fiscal year-end December 31, 2004 is as follows:

------------------         --------
 Change in Rates           % Change
------------------         --------
+ 300 basis points         (15.72%)
------------------         --------
+ 200 basis points          (9.77%)
------------------         --------
+ 100 basis points          (4.70%)
------------------         --------
- 100 basis points           1.21%
------------------         --------
- 200 basis points          (2.76%)
------------------         --------

ASSET QUALITY
In accordance with the Company's classification of assets policy, management evaluates the loan and investment portfolio each month to identify substandard assets that may contain the potential for loss. In addition, management evaluates the adequacy of its allowance for possible loan losses.

                                     - 13 -

NON-PERFORMING ASSETS
The following table sets forth information concerning non-performing assets of the Bank. Real estate owned includes property acquired in settlement of foreclosed loans that is carried at net realizable value. (dollars in thousands)

-------------------------------------------------------------------------------------------------
As Of                                        Dec 2004   Dec 2003   Dec 2002  June 2002  June 2001
-------------------------------------------------------------------------------------------------
Non-accruing loans:
  Residential mortgages ...................   $ 1,249    $   832    $ 1,749    $   795    $ 2,613
  Commercial real estate mortgages ........     5,633        247        137         96      2,783
  Home equities/second mortgages ..........       410        591        606        740        504
  Commercial ..............................     2,094        647        566        461        226
  Consumer ................................       149        182        206        189        225
                                              -------    -------    -------    -------    -------
  Total ...................................     9,535      2,499      3,264      2,281      6,351
                                              -------    -------    -------    -------    -------
Accruing loans:
  Residential mortgages ...................       168      1,125      1,166      1,094         --
  Commercial ..............................        --          5         --         --         --
  Consumer ................................        --         --         --         16         --
                                              -------    -------    -------    -------    -------
  Total ...................................       168      1,130      1,166      1,110         --
                                              -------    -------    -------    -------    -------
Troubled debt restructured ................     3,141        258        316        374        879
                                              -------    -------    -------    -------    -------
Total non-performing loans ................    12,844      3,887      4,746      3,765      7,230
Real estate owned .........................     2,019      1,739      1,472      2,239      1,298
                                              -------    -------    -------    -------    -------

Total Non-Performing Assets ...............   $14,863    $ 5,626    $ 6,218    $ 6,004    $ 8,528
                                              =======    =======    =======    =======    =======
Non-performing assets to total assets .....     1.71%      0.66%      0.70%      0.70%      0.99%
                                              =======    =======    =======    =======    =======
Non-performing loans to loans .............     2.01%      0.60%      0.71%      0.57%      1.02%
                                              =======    =======    =======    =======    =======
Allowance for loan losses to non-performing    61.23%    193.11%    151.12%    171.34%     78.70%
===========================================   =======    =======    =======    =======    =======

In addition, at December 31, 2004, there were $19.6 million in current performing loans that were classified as special mention or substandard for which potential weaknesses exist, which may result in the future inclusion of such items in the non-performing category.

     Total non-performing assets increased $9.2 million to $14.9 million at
December 31, 2004. This increase resulted from a $9.0 million increase in non-performing loans and by an increase of $280,000 in real estate owned. The increase in non-performing loans related primarily to two commercial loans that are discussed in the following Allowance for Loan Losses section. These two loans totaled $7.2 million.

                                     - 14 -

ALLOWANCE FOR LOAN LOSSES
The provision for loan losses for the fiscal year ended December 31, 2004 was
$1.8 million, which resulted in an allowance for loan losses balance of $7.9 million as of December 31, 2004 as compared to $7.5 million as of December 31,
2003. The increase to the allowance for loan losses resulted from the deterioration in asset quality of two commercial loans. The first loan relates to a company that filed for Chapter 11 Bankruptcy protection on June 15, 2004.
Substantially all of the assets of the company have been liquidated and the bankruptcy court is in the final stages of determining the disposition of sale proceeds. Unsecured creditors of the borrower have challenged the valuation of the collateral securing the Bank's loans. To date mediation has failed to resolve these differences and a court date to hear arguments for both sides has been set for early April 2005. Management believes the support for its case is well documented but has set aside a specific reserve for loans to this company in the amount of $500,000 to recognize the potential of an unfavorable ruling by the court. The second loan relates to the Bank's purchase of a $2.5 million loan participation interest in a $4.0 million line of credit to floor plan new cars originated by another commercial bank. The dealership is closed and the lead bank is in possession of the remaining collateral. The lead bank is currently negotiating with a potential buyer for the dealership. There are limited guarantors on the loan, and it is anticipated they will perform under the terms of their guaranty. As of year end, the Bank recorded a loss of $735,000 for this loan and established a specific reserve of an additional $386,000. It is possible, however, that additional losses may be realized as the business is liquidated.

     The ultimate amount of the impairment, for both of these loans, and the actual losses to the Bank, may be higher or lower depending on the value of the collateral ultimately realized. The Bank may be required to make additional provisions with respect to these loans if the actual value of the collateral is less than presently estimated. The Bank may recognize a recovery of the provision if the actual value is higher than anticipated. As of year end, the
Bank's allowance for loan losses included specific reserves of $886,000 related to the above-mentioned commercial loans. Without these specific reserves the balance in the allowance for loan losses would have decreased for the year ended
December 31, 2004. See the Critical Accounting Policies, Allowance for Loan
Losses section on page 18 for a description of the systematic analysis the Bank uses to determine its allowance for loan losses.

     The following table sets forth an analysis of the allowance for possible loan losses.

-------------------------------------------------------------------------------------------------------
As Of                              Dec 2004    Dec 2003   Dec 2002    June 2002   June 2001   June 2000
-------------------------------------------------------------------------------------------------------
Balance at beginning of period ..   $ 7,506     $ 7,172    $ 6,451     $ 5,690     $ 4,949     $ 4,349
Provision for loan losses .......     1,770       1,268      1,221       1,423       1,680       1,441
Loan charge-offs:
 Residential mortgages ..........       (88)       (176)       (74)       (137)        (81)       (118)
 Commercial real estate mortgages       (28)        (60)        --         (86)        (50)         --
 Home equities/second mortgages .      (136)       (163)       (44)       (138)        (87)       (104)
 Commercial .....................      (993)       (255)      (240)        (38)       (303)       (397)
 Consumer .......................      (279)       (425)      (186)       (331)       (498)       (318)
---------------------------------   -------     -------    -------     -------     -------     -------
 Total charge-offs ..............    (1,524)     (1,079)      (544)       (730)     (1,019)       (937)
                                    -------     -------    -------     -------     -------     -------
Recoveries:
 Residential mortgages ..........        16          28         18           3           3           5
 Commercial real estate mortgages         9          --         --          --          --          --
 Home equities/second mortgages .         2          --         --           1          --          --
 Commercial .....................        51          65          1           8          --          --
 Consumer .......................        34          52         25          56          77          91
---------------------------------   -------     -------    -------     -------     -------     -------
 Total recoveries ...............       112         145         44          68          80          96
---------------------------------   -------     -------    -------     -------     -------     -------
Net charge-offs .................    (1,412)       (934)      (500)       (662)       (939)       (841)
                                    -------     -------    -------     -------     -------     -------

Balance at end of period ........   $ 7,864     $ 7,506    $ 7,172     $ 6,451     $ 5,690     $ 4,949
                                    =======     =======    =======     =======     =======     =======
Net charge-offs to average loans      0.22%       0.14%      0.08%       0.10%       0.14%       0.14%
                                    =======     =======    =======     =======     =======     =======
Allowance balance to total loans      1.23%       1.16%      1.08%       1.01%       0.82%       0.75%
                                    =======     =======    =======     =======     =======     =======

                                     - 15 -

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
The following table indicates the portion of the loan loss reserve management has allocated to each loan type at December 31, 2004: (dollars in thousands)

Loan type                                       Allowance
---------------------------------------------   ---------
Residential mortgages .......................      $1,243
Commercial real estate ......................       2,919
Home equities/second mortgages ..............         633
Commercial other ............................       2,216
Consumer loans ..............................         853

---------------------------------------------   ---------
Total Allowance for Loan Losses .............      $7,864
=============================================   =========

LIQUIDITY AND CAPITAL RESOURCES
The Bank maintains its liquid assets at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. Cash for these purposes is generated through the sale or maturity of securities and loan prepayments and repayments, and may be generated through increases in deposits or borrowings.
Loan payments are a relatively stable source of funds, while deposit flows are influenced significantly by the level of interest rates and general money market conditions.

     Borrowings may be used to compensate for reductions in other sources of funds such as deposits. As a member of the FHLB System, the Bank may borrow from the FHLB of Indianapolis. At December 31, 2004, the Bank had $125.4 million in borrowings from the FHLB of Indianapolis. As of that date, the Bank had commitments of approximately $129.5 million to fund lines of credit and undisbursed portions of loans in process, loan originations of approximately
$16.3 million, letters of credit of $2.5 million, and commitments to sell loans of $6.7 million. In the opinion of management, the Bank has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

     The Bank's liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities. During the fiscal year ended December 31, 2004, there was a net increase of $18.1 million in cash and cash equivalents. The major uses of cash during the year were: originations of mortgages held for sale of $137.4 million; purchases of investment and mortgage-backed securities of $52.5 million; and repayment of FHLB advances of
$48.4 million. The major sources of cash provided during the year included
$143.7 million from selling fixed rate mortgage loans primarily to Federal
National Mortgage Association ("FNMA") and Federal Home Loan Mortgage
Corporation ("FHLMC"); maturities and sales of investment securities of $50.0 million; and increases in deposits of $51.5 million.

SIGNIFICANT COMMITMENTS
In the normal course of business, the Bank is a party to various activities that contain credit and market risk that are not reflected in the financial statements. Such activities include commitments to extend credit, sell loans and standby letters of credit. For further information on off-balance sheet credit related financial obligations see Note 15 to the financial statements.

Commitments that are not reflected in the accompanying consolidated financial statements are summarized as follows: (in thousands)

Commitments to extend credit:
   Commercial                                $ 63,105
   Residential real estate                     16,495
   Revolving home equity lines of credit       64,404
   Other                                        1,811
   Standby letters of credit                    2,464
Commitments to sell loans:
   Mortgage                                     4,019
   Commercial                                   2,735

Commitments to extend credit, including loan commitments and standby letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

OFF-BALANCE SHEET ARRANGEMENTS
The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest;
or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets. The Company does not have any off-balance sheet arrangements with unconsolidated entities that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

JOINT VENTURES
The Company has invested in joint ventures through its subsidiaries, Home
Savings Corporation ("HSC") and HomeFed Financial Corp. On December 31, 2001,
the Bank changed its charter from a Federal savings bank charter to an Indiana commercial bank charter. Commercial banks are not permitted to participate in real estate development joint ventures. HSC is a partner in three real estate development joint ventures for which exit strategies are either developed, or are currently being developed. The Company, as mandated by its charter change, is in the process of divesting itself of these investments by December 31, 2005, with a one-year extension available, subject to regulatory approval. The investments are accounted for by the equity method.

                                     - 16 -

DERIVATIVE FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 133, ("SFAS 133"), "Accounting
for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts requires all derivatives, whether designated as a hedge, or not, to be recorded on the balance sheet at fair value. The Company designates its fixed rate and variable rate interest rate swaps as fair value and cash flow hedge instruments, respectively. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recorded in accumulated other comprehensive income ("OCI"), net of income taxes. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. See Note 1 for further discussion of derivative financial instruments.

IMPACT OF INFLATION
The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the
United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of commercial banks such as the
Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the price of goods and services. In the current interest rate environment, liquidity, maturity structure and quality of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

NEW ACCOUNTING PRONOUNCEMENTS
In December 2003, the Financial Accounting Standards Board, (" FASB"), issued
Interpretation No. 46 ("FIN 46 - R"), "Consolidation of Variable Interest
Entities - an Interpretation of Accounting Research Bulletin (ARB) No. 51" which is effective for financial statements issued for fiscal years beginning after
December 15, 2003. This Interpretation of Accounting Research Bulletin No. 51,
"Consolidated Financial Statements," which replaces FASB Interpretation No. 46,
"Consolidation of Variable Interest Entities," addresses consolidation by business enterprises of variable interest entities. Management has determined the adoption of FIN 46 - R did not have a material effect on its consolidated financial statements.

     The Securities and Exchange Commission staff published Staff Accounting
Bulletin, ("SAB"), No. 105, "Loan Commitments Accounted for as Derivative
Instruments" effective for financial statements issued after March 31, 2004, providing guidance regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments.
Management has determined the adoption of SAB No. 105 did not have a material effect on its consolidated financial statements.

     Emerging Issues Task Force, ("EITF"), Issue 03-1, "The Meaning of
Other-Than-Temporary Impairment and Its Application to Certain Investments"
provides guidance for determining when an investment is considered impaired
(when fair value is less than cost), for evaluating whether impairment is other-than-temporary, and, if other-than-temporary, requiring recognition of an impairment loss equal to the difference between the investment's cost and its fair value. Generally, an impairment is considered other-than-temporary unless:
(a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment; and (b) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. FASB delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 - 20 of EITF
Issue 03-1 by FSP EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF
Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its
Application to Certain Investments," posted September 30, 2004. The delay of the effective date for paragraphs 10-20 will be superseded concurrent with the final issuance of proposed FASB staff position ("FSP") EITF Issue 03-1-a, "Implication
Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, The Meaning
of Other-Than-Temporary Impairment and Its Application to Certain Investments."
Gross unrealized losses on available for sale securities and held to maturity securities were $749,000 and $2,000 respectively, at December 31, 2004. The
Company is currently evaluating the impact of EITF 03-1 and FSP EITF Issue
03-1-1 and is unable to estimate what the impact of adoption, if any, will be.

     SFAS No. 123 - R (Revised 2004) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. This
Statement is a revision of SFAS No. 123, "Accounting for Stock-Based
Compensation." This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Company is currently evaluating the impact of SFAS No. 123 - R and is unable to estimate what the impact of adoption, if any, will be.

     AcSec issued Statement of Position, ("SOP"), 03-3, "Accounting for Certain
Loans or Debt Securities Acquired in a Transfer." SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by the entity. Management does not believe the adoption of SOP
03-3 will have a material effect on its consolidated financial statements.

                                     - 17 -

CRITICAL ACCOUNTING POLICIES
The notes to the consolidated financial statements contain a summary of the
Company's significant accounting policies. Certain of these policies are critical to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include a determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Allowance for Loan Losses
A loan is considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the loan's observable market price or the estimated fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

     The allowance for loan losses is established through a provision for loan losses charged to operating expense. Loan losses are charged against the allowance when management believes the loans are uncollectible. Subsequent recoveries, if any, are credited to the allowance.

     The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The
Company's methodology for assessing the appropriate allowance level consists of several key elements, as described below.

     All delinquent loans that meet regulatory requirements are included on the
Asset Watch List. The Asset Watch List is reviewed quarterly by the Asset Watch
Committee for any classification beyond the regulatory rating based on a loan's delinquency.

     Commercial and commercial real estate loans are individually risk rated per the loan policy. Homogenous loans such as consumer and residential mortgage loans are not individually risk rated by management. They are risk rated based on historical portfolio data that management believes will provide a good basis for the loans' quality. For all loans not listed individually on the Asset Watch
List, historical loss rates based on the last four years are the basis for developing expected charge-offs for each pool of loans.

     Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the
Company's credit review function.

     Finally, a portion of the allowance is maintained in recognition of the inherent inability to precisely determine the loss potential based on factors such as current economic conditions, trends in the Company's loan portfolio delinquency, losses and recoveries, level of under performing and nonperforming loans, and concentrations of loans in any one industry.

Valuation of Mortgage Servicing Rights
The Company recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and MSR's based on the relative fair values of each. MSR's are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. MSR's are evaluated for impairment based on the fair value of those rights. The Company uses a present value cash flow valuation model to establish the fair value of the MSR's. Factors included in the calculation of fair value of the MSR's include estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the MSR's, resulting in different valuations of the MSR's. The differing valuations will affect the carrying value of the MSR's on the balance sheet as well as the income recorded from loan servicing in the income statement.

                                     - 18 -

Management's Assessment as to the Effectiveness of Internal Control over
Financial Reporting

The management of Home Federal Bancorp is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13A-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

     Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

     Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, the Company's management used the criteria set forth by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO) in
Internal Control-Integrated Framework.

     Based on our assessment, management believes that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

     The Company's independent registered public accounting firm have issued an audit report on our assessment of the Company's internal control over financial report. This report appears on the following page.

                                     - 19 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Home Federal Bancorp
Columbus, Indiana

We have audited management's assessment, included in the accompanying
Management's Assessment as to the Effectiveness of Internal Control over
Financial Reporting that Home Federal Bancorp and its subsidiaries (the
"Company") maintained effective internal control over financial reporting as of
December 31, 2004, based on criteria established in Internal Control--Integrated
Framework issued by the Committee of Sponsoring Organizations of the Treadway
Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in
Internal Control--Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal
Control--Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission.

     We have also audited, in accordance with the standards of the Public
Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows of the
Company for the years ended December 31, 2004 and 2003, the six-month period ended December 31, 2002 and for the year ended June 30, 2002, and our report dated February 22, 2005 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Indianapolis, Indiana
February 22, 2005

                                     - 20 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Home Federal Bancorp
Columbus, Indiana

We have audited the accompanying consolidated balance sheets of Home Federal
Bancorp and its subsidiaries (the "Company") as of December 31, 2004 and 2003,
and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2004 and 2003, the six-month period ended December 31, 2002 and for the year ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31,
2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, the six-month period ended December 31,
2002 and for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.
     We have also audited, in accordance with the standards of the Public
Company Accounting Oversight Board (United States), the effectiveness of the
Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
and our report dated February 22, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the
Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Indianapolis, Indiana
February 22, 2005

                                     - 21 -

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)
                                                        ----------------------
                                                         Dec 2004     Dec 2003
------------------------------------------------------------------------------
Assets:
 Cash ................................................. $  24,729    $  22,734
 Interest-bearing deposits ............................    27,591       11,444
                                                        ---------    ---------
   Total cash and cash equivalents ....................    52,320       34,178
                                                        ---------    ---------
 Securities available for sale at fair value
   (amortized cost $125,086 and $123,243) (Note 2).       124,790      123,638
 Securities held to maturity at amortized cost
   (fair value $1,801and $1,883) (Note 2) .........         1,779        1,828
 Loans held for sale
   (fair value $2,653 and $6,357) (Note 4) ........         2,617        6,272
 Loans receivable, net of allowance for loan losses
   of $7,864 and $7,506 (Note 3) ..................       629,490      630,672
 Investments in joint ventures (Note 5) ...............     3,550        5,501
 Federal Home Loan Bank stock (Note 9) ................     9,965        9,965
 Accrued interest receivable, net (Note 6) ............     3,700        3,733
 Premises and equipment, net (Note 7) .................    15,855       14,168
 Real estate owned ....................................     2,019        1,739
 Prepaid expenses and other assets ....................     8,909        8,880
 Cash surrender value of  life insurance ..............    11,818       11,359
 Goodwill, net ........................................     1,395        1,395
                                                        ---------    ---------
Total Assets .......................................... $ 868,207    $ 853,328
                                                        =========    =========

Liabilities and Shareholders' Equity:
Liabilities:
 Deposits (Note 8) .................................... $ 640,181    $ 588,666
 Federal Home Loan Bank advances (Note 9) .............   125,446      154,296
 Senior debt (Note 10) ................................    14,242       14,242
 Other borrowings (Note 10) ...........................       211          624
 Advance payments by borrowers for taxes and insurance         48           76
 Accrued expenses and other liabilities ...............    10,715       11,402
                                                        ---------    ---------
   Total liabilities ..................................   790,843      769,306
                                                        ---------    ---------

Shareholders' equity (Notes 10, 11, 12, 14):
 No par preferred stock; Authorized:  2,000,000 shares
 Issued and outstanding:  None
 No par common stock; Authorized:  15,000,000 shares
 Issued and outstanding:  4,027,991 and 4,312,805 .....    13,514       12,616
 Retained earnings, restricted ........................    64,138       71,436
 Accumulated other comprehensive income, net ..........      (288)         (30)
                                                        ---------    ---------
   Total shareholders' equity .........................    77,364       84,022
                                                        ---------    ---------
Total Liabilities and Shareholders' Equity ............ $ 868,207    $ 853,328
                                                        =========    =========

See notes to consolidated financial statements

                                     - 22 -

CONSOLIDATED STATEMENTS OF INCOME
(in thousands except per share data)
                                                                                Six
                                                         Year       Year        Months     Year
                                                         Ended      Ended       Ended      Ended
                                                        -------------------------------------------
                                                        Dec 2004   Dec 2003    Dec 2002   June 2002
---------------------------------------------------------------------------------------------------
Interest Income:
 Loans receivable (Note 3) ..........................   $ 38,372   $ 41,313    $ 23,297    $ 50,230
 Securities available for sale and held to maturity .      4,109      3,932       2,772       5,488
 Other interest income ..............................        265        357         171         580
                                                        --------   --------    --------    --------
 Total interest income ..............................     42,746     45,602      26,240      56,298
                                                        --------   --------    --------    --------

Interest Expense:
 Deposits (Note 8) ..................................     10,832     12,204       7,514      18,716
 Advances from Federal Home Loan Bank (Note 9) ......      7,627      9,221       5,205      11,106
 Other borrowings (Note 10) .........................        700        839         426         813
                                                        --------   --------    --------    --------
 Total interest expense .............................     19,159     22,264      13,145      30,635
                                                        --------   --------    --------    --------

Net interest income .................................     23,587     23,338      13,095      25,663
Provision for loan losses ...........................      1,770      1,268       1,221       1,423
                                                        --------   --------    --------    --------
Net interest income after provision for loan losses .     21,817     22,070      11,874      24,240
                                                        --------   --------    --------    --------

Other Income:
 Gain on sale of loans ..............................      2,651      7,628       3,740       4,456
 Gain (loss) on sale of securities available for sale         --        (83)          4          92
 Income from joint ventures (Note 5) ................        172        668         141         880
 Insurance, annuity income, other fees ..............      1,823      1,677         717       1,400
 Service fees on checking accounts ..................      2,950      2,715       1,316       2,241
 Net gain on real estate owned ......................        211        197         114         271
 Loan servicing income, net of impairments ..........        654        575        (136)      1,031
 Miscellaneous ......................................      1,222      1,301         973       2,018
                                                        --------   --------    --------    --------
Total other income ..................................      9,683     14,678       6,869      12,389
                                                        --------   --------    --------    --------

Other Expenses:
 Compensation and employee benefits (Note 13) .......     13,419     12,110       5,745      10,813
 Occupancy and equipment ............................      3,166      3,027       1,453       2,850
 Service bureau expense .............................      1,008        957         428       1,029
 Federal insurance premium (Note 12) ................         90         95          49         104
 Marketing ..........................................        718        655         223         571
 Miscellaneous ......................................      5,392      5,241       2,477       4,678
                                                        --------   --------    --------    --------
Total other expenses ................................     23,793     22,085      10,375      20,045
                                                        --------   --------    --------    --------
Income before income taxes ..........................      7,707     14,663       8,368      16,584
Income tax provision (Note 11) ......................      2,544      5,020       3,071       6,245
                                                        --------   --------    --------    --------
Net Income ..........................................   $  5,163   $  9,643    $  5,297    $ 10,339
                                                        ========   ========    ========    ========

Basic Earnings per Common Share                         $   1.25   $   2.26    $   1.23    $   2.34
Diluted Earnings per Common Share                       $   1.21   $   2.15    $   1.17    $   2.25

See notes to consolidated financial statements

                                     - 23 -

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands except share data)

                                                -----------------------------------------------------------------
                                                                                     Accumulated
                                                                                         Other           Total
                                                     Shares     Common   Retained   Comprehensive   Shareholders'
                                                Outstanding      Stock   Earnings    Income (Loss)       Equity
-----------------------------------------------------------------------------------------------------------------

Balance at June 2001............................. 4,415,704   $  8,033   $ 63,787         $   224      $   72,044

Comprehensive income:
    Net income...................................                          10,339                          10,339
    Change in unrealized gain
      on securities available for sale, net of
      reclassification adjustment and tax effect.                                             924             924
    Change in fair value of cash flow hedge,
      net of tax.................................                                            (298)           (298)
-----------------------------------------------------------------------------------------------------------------
    Total comprehensive income...................                                                          10,965
-----------------------------------------------------------------------------------------------------------------
Stock options exercised..........................   132,961      1,311                                      1,311
Stock repurchased................................  (212,150)      (316)    (4,448)                         (4,764)
Tax benefit related to exercise
      of non-qualified stock options.............                   58                                         58
Cash dividends ($.576 per share).................                          (2,528)                         (2,528)
-----------------------------------------------------------------------------------------------------------------

Balance at June 2002............................. 4,336,515      9,086     67,150             850          77,086

Comprehensive income:
    Net income...................................                           5,297                           5,297
    Change in unrealized gain
      on securities available for sale, net of
      reclassification adjustment and tax effect.                                            (272)           (272)
    Change in fair value of cash flow hedge,
      net of tax.................................                                            (124)           (124)
-----------------------------------------------------------------------------------------------------------------
    Total comprehensive income...................                                                           4,901
-----------------------------------------------------------------------------------------------------------------
Stock options exercised                              22,344        292                                        292
Stock repurchased                                  (130,000)      (194)    (2,960)                         (3,154)
Cash dividends ($.313 per share)                                           (1,331)                         (1,331)
-----------------------------------------------------------------------------------------------------------------

Balance at December 2002......................... 4,228,859      9,184     68,156             454          77,794

Comprehensive income:
    Net income...................................                           9,643                           9,643
    Change in unrealized gain
      on securities available for sale, net of
      reclassification adjustment and tax effect.                                            (687)           (687)
    Change in fair value of cash flow hedge,
      net of tax.................................                                             203             203
-----------------------------------------------------------------------------------------------------------------
    Total comprehensive income...................                                                           9,159
-----------------------------------------------------------------------------------------------------------------
Stock options exercised..........................   224,346      3,128                                      3,128
Stock repurchased................................  (140,400)      (209)    (3,366)                         (3,575)
Tax benefit related to exercise
      of non-qualified stock options.............                  513                                        513
Cash dividends ($.700 per share).................                          (2,997)                         (2,997)
------------------------------------------------------------------------------------------------------------------

Balance at December 2003......................... 4,312,805     12,616     71,436             (30)         84,022

Comprehensive income:
    Net income...................................                           5,163                           5,163
    Change in unrealized gain
      on securities available for sale, net of
      reclassification adjustment and tax effect.                                            (449)           (449)
    Change in fair value of cash flow hedge,
      net of tax.................................                                             191             191
-----------------------------------------------------------------------------------------------------------------
    Total comprehensive income...................                                                           4,905
-----------------------------------------------------------------------------------------------------------------
Stock options exercised..........................    83,485      1,293                                      1,293
Stock repurchased................................  (368,299)      (549)    (9,404)                         (9,953)
Tax benefit related to exercise
      of non-qualified stock options.............                  154                                        154
Cash dividends ($.750 per share).................                          (3,057)                         (3,057)
-----------------------------------------------------------------------------------------------------------------
Balance at December 2004......................... 4,027,991   $ 13,514   $ 64,138         $  (288)     $   77,364
=================================================================================================================

See notes to consolidated financial statements

                                     - 24 -

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)                                                                                 Six
                                                                      Year         Year       Months        Year
                                                                     Ended        Ended       Ended        Ended
                                                                  ------------------------------------------------
                                                                   Dec 2004     Dec 2003     Dec 2002    June 2002
                                                                  ------------------------------------------------
Cash Flows From Operating Activities:
Net income ....................................................   $   5,163    $   9,643    $   5,297    $  10,339
Adjustments to reconcile net income to net cash
 from operating activities:
 Accretion of discounts, amortization and depreciation ........       2,161        2,212          924        1,197
 Provision for loan losses ....................................       1,770        1,268        1,221        1,423
 Net gain from sale of loans ..................................      (2,651)      (7,628)      (3,740)      (4,456)
 Net (gain) loss from sale of securities available for sale ...          --           83           (4)         (92)
 Income from joint ventures and net gain from real estate owned        (384)        (865)        (255)      (1,151)
 Net loan fees deferred (recognized) ..........................         (79)         (22)          36           61
 Proceeds from sale of loans held for sale ....................     143,661      381,900      210,692      256,579
 Origination of loans held for sale ...........................    (137,355)    (349,984)    (231,210)    (246,042)
 Increase in accrued interest and other assets ................      (1,522)      (2,805)      (1,893)      (7,377)
 Decrease (increase) in other liabilities .....................        (370)         336       (1,281)       5,329
                                                                  ---------    ---------    ---------    ---------
Net Cash From Operating Activities ............................      10,394       34,138      (20,213)      15,810
                                                                  ---------    ---------    ---------    ---------

Cash Flows From Investing Activities:
Net principal received on loans ...............................       8,607        7,570        9,059       45,525
Proceeds from:
 Maturities/Repayments of:
  Securities held to maturity .................................         523        1,304          472        1,822
  Securities available for sale ...............................      26,266      131,136       38,395       27,772
 Sales of:
  Securities available for sale ...............................      23,256       40,078        7,360       20,237
  Real estate owned and other asset sales .....................       1,422        2,328        1,305        4,545
Purchases of:
 Loans ........................................................      (9,116)     (10,605)      (7,384)      (4,272)
 Securities available for sale ................................     (51,998)    (182,214)     (45,822)     (79,349)
 Securities held to maturity ..................................        (471)        (100)          --           --
 Federal Home Loan Bank stock .................................          --           --           --          (99)
Investment in joint ventures, net .............................       2,124        1,877        1,584        2,802
Investment in cash surrender value of life insurance ..........          --           --         (785)          --
Acquisition of property and equipment .........................      (3,400)      (2,557)      (1,506)      (1,766)
                                                                  ---------    ---------    ---------    ---------
Net Cash From Investing Activities ............................      (2,787)     (11,183)       2,678       17,217
                                                                  ---------    ---------    ---------    ---------

Cash Flows From Financing Activities:
Net increase (decrease) in deposits ...........................      51,515      (20,443)      31,878          937
Proceeds from advances from Federal Home Loan Bank ............      19,500       14,700       17,600       29,700
Repayment of advances from Federal Home Loan Bank .............     (48,350)     (32,039)     (20,104)     (47,628)
Proceeds from senior debt .....................................          --           --        3,042           --
Net decrease from overnight borrowings ........................        (413)      (1,243)      (1,474)      (1,000)
Common stock options exercised, net of fractional shares paid .       1,293        3,128          292        1,310
Repurchase of common stock ....................................      (9,953)      (3,575)      (3,154)      (4,764)
Payment of dividends on common stock ..........................      (3,057)      (2,997)      (1,331)      (2,528)
                                                                  ---------    ---------    ---------    ---------
Net Cash From Financing Activities ............................      10,535      (42,469)      26,749      (23,973)
                                                                  ---------    ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents ..........      18,142      (19,514)       9,214        9,054
Cash and cash equivalents, beginning of period ................      34,178       53,692       44,478       35,424
                                                                  ---------    ---------    ---------    ---------
Cash and Cash Equivalents, End of Period ......................   $  52,320    $  34,178    $  53,692    $  44,478
===============================================================   =========    =========    =========    =========
Supplemental Information:
Cash paid for interest ........................................   $  19,207    $  22,398    $  13,032    $  31,191
Cash paid for income taxes ....................................   $   1,939    $   5,840    $   3,570    $   6,574
Assets acquired through foreclosure ...........................   $   2,086    $   3,606    $   1,104    $   4,342

See notes to consolidated financial statements

                                     - 25 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2004 And 2003, The Six Months Ended
December 31, 2002 And The Year Ended June 30, 2002

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting policies of Home Federal Bancorp (the "Company") conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. A summary of the more significant accounting policies follows:

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, HomeFed Financial Corp. and HomeFederal Bank (the
"Bank") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. On September 24, 2002, the Company changed its fiscal year end from June 30 to December 31.

Description of Business
The Company is a bank holding company. The Bank provides financial services to south-central Indiana through its main office in Columbus and 17 other full service banking offices.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates most susceptible to change in the near term include the allowance for loan losses, the valuation of mortgage servicing rights, the valuation of investments in joint ventures and the fair value of securities.

Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Securities
Securities are required to be classified as held to maturity, available for sale or trading. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale. Only those securities classified as held to maturity are reported at amortized cost, with those available for sale and trading reported at fair value with unrealized gains and losses included in shareholders' equity or income, respectively. Premiums and discounts are amortized over the contractual lives of the related securities using the level yield method. Gain or loss on sale of securities is based on the specific identification method.

Loans Held for Sale
Loans held for sale consist of fixed rate mortgage loans conforming to established guidelines and held for sale to the secondary market. Mortgage loans held for sale are carried at the lower of cost or fair value determined on an aggregate basis. Gains and losses on the sale of these mortgage loans are included in other income.

Mortgage Servicing Rights
The Company recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and MSR's, based on the relative fair values of each. MSR's are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. MSR's are evaluated for impairment based on the fair value of those rights. The Company uses a present value cash flow valuation model to establish the fair value of the MSR's. Factors included in the calculation of fair value of the MSR's include estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the MSR's, resulting in different valuations of the MSR's. The differing valuations will affect the carrying value of the MSR's on the balance sheet as well as the income recorded from loan servicing in the income statement.

Loans
Interest on real estate, commercial and installment loans is accrued over the term of the loans on a level yield basis. The recognition of interest income is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business.

Loan Origination Fees
Nonrefundable origination fees, net of certain direct origination costs, are deferred and recognized as a yield adjustment over the life of the underlying loan. Any unamortized fees on loans sold are credited to gain on sale of loans at the time of sale.

                                     - 26 -

Uncollected Interest
An allowance for the loss of uncollected interest is generally provided on loans which are more than 90 days past due. The only loans which are 90 days past due and do not have an allowance for the loss of interest, are loans where the Bank is guaranteed reimbursement of interest by either a mortgage insurance contract or by a government agency. If neither of these criteria is met, an allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

Allowance for Loan Losses
A loan is considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the loan's observable market price or the estimated fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.
     The allowance for loan losses is established through a provision for loan losses charged to operating expense. Loan losses are charged against the allowance when management believes the loans are uncollectible. Subsequent recoveries, if any, are credited to the allowance.

     The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The
Company's methodology for assessing the appropriate allowance level consists of several key elements, as described below.

     All delinquent loans that meet regulatory requirements are included on the
Asset Watch List. The Asset Watch List is reviewed quarterly by the Asset Watch
Committee for any classification beyond the regulatory rating based on the loans' delinquency.

     Commercial and commercial real estate loans are individually risk rated per the loan policy. Homogeneous loans such as consumer and residential mortgage loans are not individually risk rated by management. They are risk rated based on historical portfolio data that management believes will provide a good basis for the loans' quality. For all loans not listed individually on the Asset Watch
List, historical loss rates based on the last four years are the basis for developing expected charge-offs for each pool of loans.

     Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the
Company's credit review function.

     Finally, a portion of the allowance is maintained in recognition of the inherent inability to precisely determine the loss potential based on factors such as current economic conditions, trends in the Company's loan portfolio delinquency, losses and recoveries, level of under performing and nonperforming loans, and concentrations of loans in any one industry.

Real Estate Owned
Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure and is recorded at the lower of fair value or carrying amount. When property is acquired, it is recorded at net realizable value at the date of acquisition, with any resulting write-down charged against the allowance for loan losses. Any subsequent deterioration of the property is charged directly to real estate owned expense. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the properties are charged to expense.

Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation.
Depreciation is computed on the straight-line method over estimated useful lives that range from three to thirty-nine years.

Derivative Financial Instruments
Statement of Financial Accounting Standards, ("SFAS"), No. 133, "Accounting for
Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, the Company records all derivatives, whether designated as a hedge, or not, on the balance sheet at fair value. The
Company designates its fixed rate and variable rate interest rate swaps as fair value and cash flow hedge instruments, respectively. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recorded in accumulated OCI, net of income taxes.

                                     - 27 -

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company has entered into interest rate swap agreements as a means of managing its interest rate exposure on certain fixed rate commercial loans and variable rate debt obligations. As of December 31, 2004, the notional amount of the Company's two outstanding interest rate swaps on commercial loans was $5.0 million with maturities in 2008 and 2009, as discussed in Note 3. The notional amount of the
Company's outstanding interest rate swap on debt obligations was $4.6 million with maturity in 2006, as discussed in Note 10.

     As of December 31, 2004, the fair value of the fair value hedge was a liability of $431,000. As of December 31, 2004, the fair value of the cash flow hedge was a liability of $163,000. The total income statement impact resulting from the fair value and cash flow hedges was zero, as management has determined there to be no ineffectiveness in accordance with SFAS No. 133.

Goodwill
In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the
Company annually evaluates goodwill for impairment. Management determined that there was no impairment charge resulting from its annual impairment test.

Income Taxes
The Company and its wholly-owned subsidiaries file consolidated income tax returns. Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities recorded for financial reporting purposes and basis of such assets and liabilities as measured by tax laws and regulations.

Earnings per Common Share
Earnings per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year.

The following is a reconciliation of the weighted average common shares for the basic and diluted earnings per share computations:

                                                            Six
                                   Year         Year       Months        Year
                                  Ended        Ended       Ended        Ended
                                 Dec 2004     Dec 2003     Dec 2002    June 2002
--------------------------------------------------------------------------------
Basic Earnings per Share:
Weighted average common shares . 4,117,085   4,267,257    4,300,578    4,409,829
                                 =========   =========    =========    =========

Diluted Earnings per Share:
Weighted average common shares . 4,117,085   4,267,257    4,300,578    4,409,829

Dilutive effect of stock options   146,038     216,088      214,551      178,765
                                 ---------   ---------    ---------    ---------
Weighted average common and
     incremental shares ........ 4,263,123   4,483,345    4,515,129    4,588,594
                                 =========   =========    =========    =========

Anti-dilutive options are summarized as follows:

As of                            Dec 2004     Dec 2003     Dec 2002    June 2002
--------------------------------------------------------------------------------
Anti-dilutive options              92,599            -       97,349       92,750
================================================================================

                                     - 28 -

Comprehensive Income
The following is a summary of the Company's comprehensive income:
(dollars in thousands)

                                                                         Six
                                               Year         Year      Months       Year
                                              Ended        Ended       Ended      Ended
                                           Dec 2004     Dec 2003    Dec 2002  June 2002
---------------------------------------------------------------------------------------------
Net Income ............................     $ 5,163      $ 9,643     $ 5,297    $10,339
 Other comprehensive income (loss):
   Unrealized holding gains (losses)
     from securities available for sale        (691)      (1,127)       (418)     1,482

   Reclassification adjustment for
     (gains) losses realized in income            -           83          (4)       (92)

   Unrealized gains (losses) from cash
        flow hedge ....................         317          336        (205)      (494)
                                            -------      -------     -------    -------
Net unrealized gains (losses) .........        (374)        (708)       (627)       896
Tax effect ............................         116          224         231       (270)
                                            -------      -------     -------    -------
Other comprehensive income,
     net of tax .......................        (258)        (484)       (396)       626
                                            -------      -------    --------    -------
Comprehensive Income ..................     $ 4,905      $ 9,159     $ 4,901    $10,965
                                            =======      =======     =======    =======

Segments
In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," management has concluded that the Company is comprised of a single operating segment, community banking activities, and has disclosed all required information relating to its one operating segment. Management considers parent company activity to represent an overhead function rather than an operating segment. The Company operates in one geographical area and does not have a single external customer from which it derives 10 percent or more of its revenue.

Stock Based Compensation
The Company has stock-based employee compensation plans, which are described more fully in Note 14. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for
Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net
income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, "Accounting for Stock-Based
Compensation," to stock-based employee compensation. (dollars in thousands, except share data)

                                                                        Six
                                                 Year       Year     Months        Year
                                                Ended      Ended      Ended       Ended
                                             Dec 2004   Dec 2003   Dec 2002   June 2002
---------------------------------------------------------------------------------------
Net income, as reported ...................   $ 5,163    $ 9,643    $ 5,297    $ 10,339
Deduct:  Total stock-based employee
     compensation expense determined
     under fair value based method for
     all awards, net of related tax effects       (55)      (206)       (63)       (401)
                                              -------    -------    -------    --------
Pro Forma Net Income ......................   $ 5,108    $ 9,437    $ 5,234    $  9,938
                                              =======    =======    =======    ========
Earnings per share:
     Basic---as reported ..................   $  1.25    $  2.26    $  1.23    $   2.34
     Basic---pro forma ....................   $  1.24    $  2.21    $  1.22    $   2.25
     Diluted---as reported ................   $  1.21    $  2.15    $  1.17    $   2.25
     Diluted---pro forma ..................   $  1.20    $  2.10    $  1.16    $   2.17

The pro forma amounts are not representative of the effects on reported net income for future years.

                                     - 29 -

Changes in Presentation
Certain amounts and items appearing in the prior periods' financial statements have been reclassified to conform to the current presentation.

New Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46 - R"),
"Consolidation of Variable Interest Entities - an Interpretation of Accounting
Research Bulletin (ARB) No. 51" which is effective for financial statements issued for fiscal years beginning after December 15, 2003. This Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, which replaces FASB Interpretation No. 46, Consolidation of Variable Interest
Entities, addresses consolidation by business enterprises of variable interest entities. Management has determined the adoption of FIN 46 - R did not have a material effect on its consolidated financial statements.

     The Securities and Exchange Commission staff published SAB No. 105, "Loan
Commitments Accounted for as Derivative Instruments" effective for financial statements issued after March 31, 2004, providing guidance regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. Management has determined the adoption of SAB No. 105 did not have a material effect on its consolidated financial statements.

     EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its
Application to Certain Investments" provides guidance for determining when an investment is considered impaired (when fair value is less than cost), for evaluating whether impairment is other-than-temporary, and, if other-than-temporary, requiring recognition of an impairment loss equal to the difference between the investment's cost and its fair value. Generally, an impairment is considered other-than-temporary unless: (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment; and (b) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. The FASB delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 - 20 of EITF Issue 03-1 by FSP
EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1,
The Meaning of Other-Than-Temporary Impairment and Its Application to Certain
Investments," posted September 30, 2004. The delay of the effective date for paragraphs 10-20 will be superseded concurrent with the final issuance of proposed FSP EITF Issue 03-1-a, "Implication Guidance for the Application of
Paragraph 16 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary
Impairment and Its Application to Certain Investments." Gross unrealized losses on available for sale securities and held to maturity securities were $749,000 and $2,000 respectively, at December 31, 2004. The Company is currently evaluating the impact of EITF 03-1 and FSP EITF Issue 03-1-1 and is unable to estimate what the impact of adoption, if any, will be.

     SFAS No. 123 - R (Revised 2004) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. This
Statement is a revision of SFAS No. 123, "Accounting for Stock-Based
Compensation." This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Company is currently evaluating the impact of SFAS No. 123 - R and is unable to estimate what the impact of adoption, if any, will be.

     AcSec issued SOP 03-3, "Accounting for Certain Loans or Debt Securities
Acquired in a Transfer." SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities
(loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by the entity. Management does not believe the adoption of SOP 03-3 will have a material effect on its consolidated financial statements.

                                     - 30 -

2.  SECURITIES
Securities are summarized as follows: (in thousands)

                                      December 31, 2004                      December 31, 2003
                         ---------------------------------------------------------------------------
                         Amortized    Gross Unrealized      Fair Amortized   Gross Unrealized   Fair
                              Cost    Gains    Losses      Value      Cost   Gains     Losses  Value
----------------------------------------------------------------------------------------------------
Held to Maturity:
Municipal bonds          $   1,020    $    4   $    -   $  1,024  $  1,250   $  20  $    -  $  1,270
Certificate of deposit         100         -        -        100       100       -       -       100
Collateralized mortgage
  obligations                    -         -        -          -         -       -       -         -
Mortgage backed
  securities                   659        20       (2)       677       478      35       -       513
                         ----------------------------------------------------------------------------
Total Held to Maturity   $   1,779    $   24   $   (2)  $  1,801  $  1,828   $  55  $    -  $  1,883
                         ============================================================================

Available for Sale:
Agency bonds             $  40,073    $   35   $ (182)  $ 39,926  $ 51,442   $ 300  $  (30) $ 51,712
Asset backed securities          -         -        -          -         -       -       -         -                                                                                                #
Municipal bonds             15,293       162       (9)    15,446    14,636     142      (2)   14,776
Collateralized mortgage
  obligations               31,064        58     (216)    30,906    27,095     108    (131)   27,072
Mortgage backed
  securities                31,272       153     (273)    31,152    22,889     234    (171)   22,952
Corporate debt               1,926        45      (31)     1,940     3,428      34     (77)    3,385
Equity mutual funds          5,383         -      (38)     5,345     3,678       -     (12)    3,666
Equity securities               75         -        -         75        75       -       -        75
                         ----------------------------------------------------------------------------
Total Available for Sale $ 125,086    $  453   $ (749)  $124,790  $123,243   $ 818  $ (423) $123,638
                         ============================================================================

     Certain  securities, with amortized cost and fair value of $8.9 million at
December 31, 2004 and amortized  cost and fair value of $2.5 million at December
31,  2003 were pledged as collateral for the Bank's treasury, tax and loan account at the Federal  Reserve, for Federal Home Loan Bank Advances, and for
certain trust, IRA and KEOGH accounts.

The amortized cost and fair value of securities at December 31, 2004 by contractual maturity are summarized as follows: (in thousands)

                                           Held to Maturity          Available for Sale
                                     ------------------------------------------------------
                                     Amortized     Fair         Amortized      Fair
                                          Cost    Value   Yield      Cost     Value   Yield
-------------------------------------------------------------------------------------------

Agency bonds:
   Due in one year or less              $    -   $    -       -  $  5,707  $  5,705   2.68%                                                                              $                 $         $
   Due after 1 year through 5 years          -        -       -    34,219    34,074   3.19%
   Due after 10 years                        -        -       -       147       147   3.43%
Municipal bonds:
   Due in one year or less                 245      245   6.06%         -         -       -
   Due after 1 year through 5 years          -        -       -     7,210     7,249   3.78%
   Due after 5 years through 10 years      535      538   7.46%     8,083     8,197   5.12%
   Due after 10 years                      240      241   7.80%         -         -       -
Certificate of deposit:
   Due in one year or less                 100      100   2.29%         -         -       -
Collateralized mortgage obligations          -        -       -    31,064    30,906   3.75%
Mortgage backed securities                 659      677   6.21%    31,272    31,152   4.05%
Corporate debt:
   Due after 10 years                        -        -       -     1,926     1,940   3.05%
Equity mutual funds                          -        -       -     5,383     5,345   2.39%
Equity securities                            -        -       -        75        75       -
                                        --------------------------------------------------
Total                                   $1,779   $1,801   6.56%  $125,086  $124,790  3.64%
                                        ==================================================

Activities related to the sales of securities available for sale and called securities are summarized as follows: (in thousands)

                                                           Six
                                    Year      Year      Months        Year
                                   Ended     Ended       Ended       Ended
                                Dec 2004  Dec 2003    Dec 2002    June 2002
---------------------------------------------------------------------------
Proceeds from sales            $  23,256  $ 40,078   $   7,360   $  20,237                                                                                               $
Gross gains on sales                   -        37           5          92
Gross losses on sales                  -       120           1           -

                                     - 31 -

Taxable interest income and non-taxable interest income earned on the investment portfolio is summarized as follows: (in thousands)

                                                         Six
                                  Year       Year     Months        Year
                                 Ended      Ended      Ended       Ended
                              Dec 2004   Dec 2003   Dec 2002   June 2002
------------------------------------------------------------------------
Taxable interest income ...     $3,614     $3,564     $2,725      $5,369
Non-taxable interest income        495        368         47         119
                                ------     ------     ------      ------
Total interest income .....     $4,109     $3,932     $2,772      $5,488
                                ======     ======     ======      ======

The majority of unrealized losses in the portfolio resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2004 is 66.

Investments that have been in a continuous unrealized loss position as of
December 31, 2004 are summarized as follows: (in thousands)

                                                  Less than                 Twelve Months
                                                Twelve Months                Or Longer                        Total
                                           -------------------------------------------------------------------------
                                              Fair     Unrealized         Fair    Unrealized       Fair   Unrealized
Description of Securities                    Value         Losses        Value        Losses      Value       Losses
------------------------------------------ -------------------------------------------------------------------------
Agency bonds                               $ 26,741     $    (161)     $     -     $       -    $26,741     $   (161)
Collateralized mortgage obligations          15,550          (140)       5,079           (62)    20,629         (202)
Mortgage backed securities                   13,923          (140)       7,485          (122)    21,408         (262)
Corporate debt                                    -             -          940           (31)       940          (31)
Municipal bonds                               2,704            (9)           -             -      2,704           (9)
Equity mutual funds                           3,632           (38)           -             -      3,632          (38)
                                           --------------------------------------------------------------------------
Total Temporarily Impaired Securities      $ 62,550     $    (488)     $13,504     $    (215)   $76,054     $   (703)                                                               $               $           $
                                           =========================================================================

3.  LOANS RECEIVABLE
Loans receivable are summarized as follows:  (in thousands)

As Of                            Dec 2004     Dec 2003
------------------------------------------------------
First mortgage loans:
  Residential single family .   $ 172,738    $ 178,159
  Commercial and multi-family     180,175      171,397
  Property under construction      84,655       94,431
  Unimproved land ...........       2,730        3,201
Home equity .................      37,132       35,515
Second mortgage .............      43,214       44,529
Commercial ..................     105,495       99,085
Mobile home .................       3,289        4,365
Automobile ..................      24,921       23,244
Consumer ....................       4,157        4,221
Savings account .............       2,340        2,736
                                ---------    ---------
Gross loans receivable ......     660,846      660,883
                                ---------    ---------
Allowance for loan losses ...      (7,864)      (7,506)
Deferred loan fees, net .....        (476)        (555)
Undisbursed loan proceeds ...     (23,016)     (22,150)
                                ---------    ---------
Loans Receivable, Net .......   $ 629,490    $ 630,672
                                =========    =========

The Bank originates both adjustable and fixed rate loans. The adjustable rate loans have interest rate adjustment limitations and are indexed to various indices. Adjustable residential mortgages are generally indexed to the one year
Treasury constant maturity rate; adjustable consumer loans are generally indexed to the prime rate; adjustable commercial loans are generally indexed to either the prime rate or the one, three or five year Treasury constant maturity rate.
Future market factors may affect the correlation of the interest rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

     The principal balance of loans on nonaccrual status totaled approximately
$9.5 million at December 31, 2004 and $2.5 million at December 31, 2003. The
Bank would have recorded interest income of $906,000 and $461,000 for the years ended December 31, 2004 and 2003 if loans on non-accrual status had been current in accordance with their original terms. Actual interest received was $407,000 and $253,000 for the years ended December 31, 2004 and 2003, respectively. The
Bank agreed to modify the terms of certain loans to customers who were experiencing financial difficulties. Modifications included forgiveness of interest, reduced interest rates and/or extensions of the loan term. The principal balance at December 31, 2004 and December 31, 2003 on these restructured loans was $3.1 million and $298,000, respectively.

     The Bank's primary lending area is south-central Indiana. Virtually all of the Bank's loans originated and purchased are to borrowers located within the state of Indiana. The Bank originates and purchases commercial real estate loans, which totaled $180.2 million and $171.4 million at December 31, 2004 and
2003, respectively. These loans are considered by management to be of somewhat greater risk of collectibility due to the dependency on income production or future development of the real estate. Of the commercial real estate loans,
$27.0 million and $22.0 million were collateralized by multi-family residential property at December 31, 2004 and 2003, respectively.

                                     - 32 -

     The Company has entered into two interest rate swap agreements with KeyBank on two commercial loans. In the first agreement the Company will receive variable rate payments at thirty-day London inter bank offering rate ("LIBOR")
index and make fixed rate payments at 6.28%. The notional amount on the swap was
$3.1 million as of December 31, 2004. The thirty-day LIBOR was 2.40% at December
31, 2004. The termination date of the first swap agreement is July 1, 2008. In the second agreement the company will receive variable rate payments at thirty day LIBOR and make fixed rate payments at 6.24%. The notional amount of the swap was $1.9 million as of December 31, 2004. The termination date of the second swap agreement is January 2, 2009. The two interest rate swaps are settled on a net basis. The company is exposed to losses, in the event of nonperformance by
KeyBank, for the net interest rate differential when floating rates exceed the fixed maximum rate. However, the Company does not anticipate nonperformance by the counter party.

     Under the capital standards provisions of FIRREA, the loans-to-one-borrower limitation is generally 15% of unimpaired capital and surplus, which, for the
Bank, was approximately $13.8 million and $14.5 million at December 31, 2004 and
2003, respectively. As of December 31, 2004 and 2003, the Bank was in compliance with this limitation.

     Aggregate loans to officers and directors included above were $5.2 million and $11.6 million as of December 31, 2004 and 2003, respectively. Such loans are made in the ordinary course of business and are made on substantially the same terms as those prevailing at the time for comparable transactions with other borrowers. For the year ended December 31, 2004, loans of $1.8 million were disbursed to officers and directors and repayments of $1.1 million were received from officers and directors.

An analysis of the allowance for loan losses is as follows: (in thousands)

                                                         Six
                                Year        Year      Months        Year
                               Ended       Ended       Ended       Ended
                            --------------------------------------------
                            Dec 2004    Dec 2003    Dec 2002   June 2002
------------------------------------------------------------------------
Beginning balance .......   $  7,506    $  7,172    $  6,451    $  5,690
Provision for loan losses      1,770       1,268       1,221       1,423
Charge-offs .............     (1,524)     (1,079)       (544)       (730)
Recoveries ..............        112         145          44          68
                             -------    --------    --------    --------
Ending Balance ..........   $  7,864    $  7,506    $  7,172    $  6,451
                            ========    ========    ========    ========

The following is a summary of information pertaining to impaired loans:
(in thousands)

As Of                                      Dec 2004   Dec 2003
--------------------------------------------------------------
Impaired loans with a valuation reserve    $  7,247   $     57
Impaired loans with no valuation reserve     10,457      8,982
                                           --------   --------
Total Impaired Loans ...................   $ 17,704   $  9,039
                                           ========   ========
Valuation reserve on impaired loans ....   $    912   $     27

Average impaired loans .................   $ 16,263   $  6,866

4.  MORTGAGE BANKING ACTIVITIES
At December 31, 2004 and 2003, the Bank was servicing loans for others amounting to $605.0 million and $611.6 million, respectively. Net gain on sale of loans, exclusive of gain attributable to retained MSR's was $1.6 million for the year ended December 31, 2004 and $5.1 million for the year ended December 31, 2003.
Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.
     The Bank is obligated to repurchase certain loans sold to and serviced for others that become delinquent as defined by the various agreements. At December
31, 2004 and 2003, these obligations were limited to approximately $70,000 and
$0, respectively.

The following analysis reflects the changes in mortgage servicing rights retained: (in thousands)

Period Ended                         Dec 2004    Dec 2003
---------------------------------------------------------
Beginning carrying value .........   $  3,383    $  2,508
 Additions .......................      1,038       2,356
 Amortization ....................     (1,542)     (1,398)
 Net change in valuation allowance         95         (83)
                                     --------------------
Ending Carrying Value ............   $  2,974    $  3,383
                                     ====================

The carrying value approximates fair value at December 31, 2004 and 2003. Fair value is estimated by discounting the net servicing income to be received over the estimated servicing term using a current market rate. The significant risk characteristics of the underlying loans used to stratify MSRs for impairment measurement were term and rate of note. The valuation allowance as of December
31, 2004 and 2003 was $974,000 and $1.1 million, respectively. The estimated annual amortization expense for each of the next five years is $796,000,
$715,000, $560,000, $345,000, and $217,000.

                                     - 33 -

5.  INVESTMENTS IN JOINT VENTURES
The Company has invested in joint ventures through its subsidiaries, Home
Savings Corporation ("HSC") and HomeFed Financial Corp. On December 31, 2001,
the Bank changed its charter from a Federal savings bank charter to an Indiana commercial bank charter. Commercial banks are not permitted to participate in real estate development joint ventures. At December 31, 2004, HSC is a partner in three real estate development joint ventures for which exit strategies are either developed, or are currently being developed. The Company, as mandated by the regulators, is in the process of divesting itself of these investments by
December 31, 2005, with a one-year extension available, subject to regulatory approval. The Company is not required to divest itself of its investment in
Family Financial Holdings or Heritage Woods. The investments are accounted for by the equity method. The Company's interest in these investments is as follows:
(in thousands)

                              Equity
As Of                       Interest      Dec 2004       Dec 2003
-----------------------------------------------------------------
Family Financial Holdings        14%      $    792       $    774
Heritage Woods ...........       33%            37             46
Home-Breeden .............       50%         1,410          1,600
Crystal Lake .............       50%            --             --
Broadmoor North/Heathfield       35%            --          1,227
Sycamore Springs .........       33%         1,189          1,581
Bloomington Technology ...       50%           122            273
                                          -----------------------
Total Investment .........                $  3,550       $  5,501
                                          =======================

Summarized condensed unaudited financial statements for these joint ventures are as follows: (in thousands)

As Of                                       Dec 2004       Dec 2003
-------------------------------------------------------------------
Balance Sheets:
Cash .....................................   $ 1,308        $ 2,932
Investments ..............................     3,289          2,372
Property and equipment, net ..............       557            619
Inventory of developed lots ..............     4,383          6,359
Other assets .............................     1,010            556
                                             ----------------------
Total Assets .............................   $10,547        $12,838
                                             ======================

Notes payable ............................   $ 3,226        $ 4,783
Insurance liabilities ....................        --            791
Other liabilities ........................       175            277
                                             ----------------------
Total liabilities ........................     3,401          5,851
                                             ----------------------
Shareholders' equity .....................     7,146          6,987
                                             ----------------------
Total Liabilities and Shareholders' Equity   $10,547        $12,838
                                             ======================

                                                       Six
                               Year       Year      Months        Year
                              Ended      Ended       Ended       Ended
                           Dec 2004   Dec 2003    Dec 2002   June 2002
 ---------------------------------------------------------------------
  Income Statements
  Income:
     Insurance premiums
         and commissions     $  335     $1,353      $2,062      $2,153
     Investment income .        145        201         283         445
     Net lot sales .....        673      2,189         671       1,809
     Other income ......        119        136           1         165
                             ------     ------      ------      ------
     Total income ......      1,272      3,879       3,017       4,572
                             ------     ------      ------      ------
Expenses:
     Commissions .......        230        883         987       1,239
     Insurance benefits          98        394         479         367
     Interest expense ..        120        148          77         497
     Other expense .....        781        920       1,110       1,337
                             ------     ------      ------      ------
     Total expense .....      1,229      2,345       2,653       3,440
                             ------     ------      ------      ------
Net Income .............     $   43     $1,534      $  364      $1,132
                             ======     ======      ======      ======

The notes payable included $2.5 million and $4.2 million due to HSC and $423,000 and $335,000 due to the Bank at December 31, 2004 and 2003, respectively. At
December 31, 2004 and 2003, open commitments to these joint ventures included letters of credit totaling $0 and $191,000, respectively.

6.  ACCRUED INTEREST RECEIVABLE
Accrued interest receivable consists of the following: (in thousands)

As Of                                       Dec 2004   Dec 2003
------------------------------------------------------ --------
Loans, net of allowance of $452 and $183.   $  2,942   $  2,838
Securities ..............................        713        881
Interest-bearing deposits ...............         45         14
                                            --------   --------
Total Accrued Interest Receivable .......   $  3,700   $  3,733
                                            ========   ========

7.  PREMISES AND EQUIPMENT
Premises and equipment consists of the following: (in thousands)

As Of                          Dec 2004    Dec 2003
---------------------------------------------------
Land .......................   $  2,949    $  2,230
Buildings and improvements .     16,926      15,342
Furniture and equipment ....      8,740       8,076
                               --------    --------
    Total ..................     28,615      25,648
Accumulated depreciation ...    (12,760)    (11,480)
                               --------    --------
Total Premises and Equipment   $ 15,855    $ 14,168
                               ========    ========

Depreciation expense included in operations for the years ended December 31,
2004 and 2003, the six months ended December 31, 2002 and the year ended June
30, 2002 totaled $1.5 million, $1.5 million, $725,000 and $1.5 million, respectively.

                                     - 34 -

8. DEPOSITS
Deposits are summarized as follows: (in thousands)

                                      Dec 2004               Dec 2003
----------------------------------------------------------------------------
                                           Weighted                 Weighted
                                            Average                  Average
                                   Amount      Rate        Amount       Rate
----------------------------------------------------------------------------
Non-interest bearing ..........   $ 60,150               $ 55,535
Checking accounts .............     88,247    0.63%        67,533      0.37%
Statement savings .............     49,835    0.15%        50,269      0.30%
Money market savings ..........    132,363    1.09%       112,797      0.74%
                                   -------    ----        -------      ----
     Total transaction accounts    330,595    0.63%       286,134      0.43%
                                   -------    ----        -------      ----

Certificates of deposit:
     Less than one year .......     55,187    2.00%        51,516      1.42%
     12-23 months .............     46,557    1.90%        38,270      1.62%
     24-35 months .............     92,673    2.35%        96,665      2.85%
     36-59 months .............     23,623    3.98%        30,621      4.49%
     60-120 months ............     91,546    4.85%        85,460      4.96%
     -- ---                         ------    ----         ------      ----
     Total certificate accounts    309,586    3.09%       302,532      3.21%
                                   -------    ----        -------      ----
Total Deposits ................   $640,181    1.82%      $588,666      1.86%
============================================================================

At December 31, 2004 and 2003, certificates of deposit in amounts of $100,000 or more totaled $121.1 million and $102.4 million, respectively.

A summary of certificate accounts by scheduled maturities at December 31, 2004 is as follows: (in thousands)

                               2005       2006       2007       2008       2009   Thereafter     Total                                                                                                                           Total
------------------------------------------------------------------------------------------------------
1.99% or less ...........   $ 64,337   $  7,198   $     --   $     --   $     --   $     --   $ 71,535
2.00% - 2.99% ...........     68,557     52,098      2,916        371         --         --    123,942
3.00% - 3.99% ...........      1,731      3,574      3,588      5,131      2,981      2,034     19,039
4.00% - 4.99% ...........      9,429      9,608     11,168      3,965     12,908      4,343     51,421
5.00% - 5.99% ...........      4,053      7,512     22,279      2,087      2,072         10     38,013
Over 6.00% ..............      3,887        482        603        211        403         50      5,636
------------------------------------------------------------------------------------------------------
Total Certificate Amounts   $151,994   $ 80,472   $ 40,554   $ 11,765   $ 18,364   $  6,437   $309,586
======================================================================================================

A summary of interest expense on deposits is as follows: (in thousands)

                                                         Six
                                   Year       Year    Months         Year
                                  Ended      Ended     Ended        Ended
                               Dec 2004   Dec 2003   Dec 2002   June 2002
-------------------------------------------------------------------------
Checking accounts ...........  $    283   $    176   $    120    $    379
Statement savings ...........        92        243        222         589
Money market savings ........     1,067      1,277      1,138       3,282
Certificates of deposit .....     9,390     10,508      6,034      14,466
-------------------------------------------------------------------------
Total Interest Expense ......  $ 10,832   $ 12,204   $  7,514    $ 18,716
=========================================================================

                                     - 35 -

9.  FEDERAL HOME LOAN BANK ADVANCES
The Bank was eligible to receive advances from the FHLB up to $156.6 million and
$162.4 million at December 31, 2004 and 2003. The Bank has pledged qualifying mortgage loans, securities and Federal Home Loan Bank stock as collateral on the following advances from the Federal Home Loan Bank: (in thousands)

Maturing During                 Weighted
Year Ended                       Average
December               Amount       Rate
----------------------------------------
    2005 ..........  $ 48,150      4.95%
    2006 ..........    32,507      5.49%
    2007 ..........     9,250      5.04%
    2008 ..........    11,850      4.26%
    2009 ..........        --        --
   Thereafter .....    23,689      5.23%
----------------------------------------
Total FHLB Advances   $125,446     5.08%
========================================

10.  OTHER BORROWINGS
Senior Debt
The Company has a revolving note with LaSalle Bank N.A. whereby the Company may borrow $17.5 million. The note accrues interest at a variable rate based on the ninety-day LIBOR index, on the date of the draw, plus 150 basis points. The ninety-day LIBOR index was 2.56% at December 31, 2004. Interest payments are due ninety days after the date of any principal draws made on the loan and every ninety days thereafter. The revolving note matures on February 15, 2006. The
Company used the funds to buy back shares of the Company's common stock. The assets of the Company collateralize the note.

     Under terms of the agreement, the Company is bound by certain restrictive debt covenants relating to earnings, net worth and various financial ratios. On
September 20, 2004, with the payment of its third quarter dividend, the Company violated a covenant in its revolving note agreement with LaSalle Bank that restricts the declaration and payment of dividends during any year in excess of
50% of the Company's net annual income. LaSalle Bank has waived this covenant breach and the applicability of the covenant for the year ended December 31,
2004. Management anticipates being able to comply with this covenant during
2005.

     As of December 31, 2004, the Company has a swap agreement with LaSalle Bank
N.A. The Company has agreed to make fixed rate payments at 5.77% and receive variable rate payments at the three-month LIBOR on a notional amount of $4.6 million. The maturity date of the swap agreement is February 1, 2006. The interest rate swap is settled on a net basis. The Company is exposed to credit loss, in the event of nonperformance by LaSalle Bank N.A., for the net interest rate differential when floating rates exceed the fixed maximum rate. However, the Company does not anticipate nonperformance by the counter party.

Other Borrowings
In addition to the other borrowings scheduled below, the Bank has a $5.0 million overdraft line of credit with the Federal Home Loan Bank, none of which was used as of December 31, 2004 or 2003. The Bank also had a letter of credit for
$226,000 and $231,000, as of December 31, 2004 and 2003, respectively, none of which was used as of either year end. (in thousands)

---------------------------------------------------------------
As Of                                  Dec 2004        Dec 2003
---------------------------------------------------------------
Official check overnight remittance.  $     211       $     624
                                      ----------      ---------
Total Other Borrowings..............  $     211       $     624
===============================================================

11.  INCOME TAXES
An analysis of the income tax provision is as follows: (in thousands)

                                                   Six
                           Year        Year     Months         Year
                          Ended       Ended      Ended        Ended
                       Dec 2004    Dec 2003   Dec 2002    June 2002
-------------------------------------------------------------------
Current:
     Federal .......   $  2,541    $  3,020   $  3,621     $  5,869
     State .........        521         549        702        1,200
     Deferred ......       (518)      1,451     (1,252)        (824)
-------------------------------------------------------------------
Income Tax Provision   $  2,544    $  5,020   $  3,071     $  6,245
===================================================================

The difference between the financial statement provision and amounts computed by using the statutory rate of 34% is reconciled as follows: (in thousands)

------------------------------------------------------------------------------
Period Ended                     Dec 2004    Dec 2003    Dec 2002    June 2002
------------------------------------------------------------------------------
Income tax provision at
 federal statutory rate......... $  2,621    $  4,986    $  2,845     $  5,639
State tax, net of federal
 tax benefit ...................      207         568         286          722
Tax exempt interest ............     (234)       (180)        (57)        (112)
Increase in cash surrender value
 of life insurance .............     (156)       (176)        (90)        (176)
Other, net .....................      106        (178)         87          172
------------------------------------------------------------------------------
Income Tax Provision ........... $  2,544    $  5,020    $  3,071     $  6,245
==============================================================================

The Company is allowed to deduct an addition to a reserve for bad debts in determining taxable income. This addition differs from the provision for loan losses for financial reporting purposes. No deferred taxes have been provided on the income tax bad debt reserves which total $6.0 million, for years prior to
1988. This tax reserve for bad debts is included in taxable income of later years only if the bad debt reserves are subsequently used for purposes other than to absorb bad debt losses. Because the Company does not intend to use the reserves for purposes other than to absorb losses, deferred income taxes of $2.4 million were not provided at December 31, 2004 and 2003, respectively. Pursuant

                                     - 36 -

to Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting
for Income Taxes," the Company has recognized the deferred tax consequences of differences between the financial statement and income tax treatment of allowances for loan losses arising after June 30, 1987.

     In August 1996, the "Small Business Job Protection Act of 1996" was passed into law. One provision of this act repeals the special bad debt reserve method for thrift institutions provided for in Section 593 of the Internal Revenue
Code. The provision requires thrifts to recapture any reserves accumulated after
1987 but forgives taxes owed on reserves accumulated prior to 1988. The six year recovery period for the excess reserves began in taxable year 1999. The adoption of the act did not have a material adverse effect on the Company's consolidated financial position or results of operations. The Company's deferred income tax assets and liabilities are as follows: (in thousands)

As Of                                       Dec 2004       Dec 2003
--------------------------------------------------------------------
Deferred tax assets:
     Bad debt reserves, net .............   $  3,062       $  2,265
     Unrealized loss on securities
      available for sale ................        106             --
     Other ..............................        130            190
     Deferred compensation ..............      1,262          1,377
                                            --------       --------
     Total deferred tax assets ..........      4,560          3,832
                                            --------       --------

Deferred tax liabilities:
     Difference in basis of fixed assets         472            101
     FHLB dividend ......................        166            177
     Unrealized gain on securities
      available for sale ................         --            136
     Deferred fees ......................        347            308
     Originated mortgage servicing rights        885          1,087
     Other ..............................         33             --
                                            --------       --------
     Total deferred tax liabilities .....      1,903          1,809
-------------------------------------------------------------------
Net Deferred Tax Asset ..................   $  2,657       $  2,023
===================================================================

12.  REGULATORY MATTERS
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the
Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures that have been established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table), of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2004, the Company and the Bank met all capital adequacy requirements to which they were subject.

     As of December 31, 2004, the most recent notifications from the Federal
Reserve categorized the Company and the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Company must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed either entity's category.

                                     - 37 -

 A summary of capital amounts and ratios as of December 31, 2004 and 2003:
(dollars in thousands)

                                                                                To Be Categorized As
                                                                                 "Well Capitalized"
                                                                                    Under Prompt
                                                                 For Capital     Corrective Action
                                              Actual          Adequacy Purposes      Provisions
                                       -----------------------------------------------------------
                                         Amount    Ratio       Amount   Ratio      Amount    Ratio
--------------------------------------------------------------------------------------------------
As of December 31, 2004
Total risk-based capital
    (to risk-weighted assets)
    HomeFederal Bank                   $ 92,117   13.60%     $ 54,173    8.0%     $ 67,717   10.0%
    Home Federal Bancorp Consolidated  $ 84,122   12.41%     $ 54,238    8.0%     $ 67,798   10.0%
Tier 1 risk-based capital
    (to risk-weighted assets)
    HomeFederal Bank                   $ 84,253   12.44%     $ 27,087    4.0%     $ 40,630    6.0%
    Home Federal Bancorp Consolidated  $ 76,258   11.25%     $ 27,119    4.0%     $ 40,679    6.0%
Tier 1 leverage capital
    (to average assets)
    HomeFederal Bank                   $ 84,253    9.65%     $ 34,921    4.0%     $ 43,652    5.0%
    Home Federal Bancorp Consolidated  $ 76,258    8.76%     $ 34,804    4.0%     $ 43,505    5.0%

                                                                                To Be Categorized As
                                                                                 "Well Capitalized"
                                                                                    Under Prompt
                                                                 For Capital     Corrective Action
                                              Actual          Adequacy Purposes      Provisions
                                       -----------------------------------------------------------
                                         Amount    Ratio       Amount   Ratio      Amount    Ratio
--------------------------------------------------------------------------------------------------
As of December 31, 2003
Total risk-based capital
    (to risk-weighted assets)
    HomeFederal Bank                   $ 96,739   14.35%     $ 53,927    8.0%     $ 67,409   10.0%
    Home Federal Bancorp Consolidated  $ 90,164   13.36%     $ 54,003    8.0%     $ 67,504   10.0%
Tier 1 risk-based capital
    (to risk-weighted assets)
    HomeFederal Bank                   $ 89,233   13.24%     $ 26,964    4.0%     $ 40,446    6.0%
    Home Federal Bancorp Consolidated  $ 82,658   12.24%     $ 27,002    4.0%     $ 40,503    6.0%
Tier 1 leverage capital
    (to average assets)
    HomeFederal Bank                   $ 89,233   10.36%     $ 34,437    4.0%     $ 43,046    5.0%
    Home Federal Bancorp Consolidated  $ 82,658    9.61%     $ 34,418    4.0%     $ 43,022    5.0%

Dividend Restrictions
The principal source of income and funds for the Company are dividends from the
Bank. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2004, approximately $3.0 million of retained earnings could have been paid as dividends to the Company on that date without prior regulatory approval.

                                     - 38 -

13.  EMPLOYEE BENEFIT PLANS
Multi-employer Pension Plan
The Bank participates in a noncontributory multi-employer pension plan covering all qualified employees. The trustees of the Financial Institutions Retirement
Fund administer the plan. There is no separate valuation of the plan benefits or segregation of plan assets specifically for the Bank, because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer. However, as of June 30, 2004, the latest actuarial valuation, the total plan assets exceeded the actuarially determined value of accrued benefits. The Bank had contribution expenses of $1.2 million and $815,000 for the years ended December 2004 and 2003, $237,000 for the six months ended
December 2002, and $404,000 for the fiscal year ended June 2002. Cash contributions to the multi-employer pension plan for these same periods were
$2.1 million, $471,000, $163,000 and $435,000, respectively.

Supplemental Retirement Program
The Bank has entered into supplemental retirement agreements for certain officers. These agreements are unfunded. However, the Bank has entered into life insurance contracts to offset the expense of these agreements.  Benefits under these arrangements are generally paid over a 15 year period. The following table sets forth the Plan's funded status and  amount recognized in the Company's consolidated statements of income for the years ended December 31, 2004 and
2003, six months ended December 31, 2002 and for the fiscal year ended June 30,
2002:

                                                 Dec 2004   Dec 2003   Dec 2002  June 2002
------------------------------------------------------------------------------------------
Economic assumptions:
 Discount rate................................       6.5%       6.5%       6.5%       8.5%
 Salary rate..................................       4.0%       4.0%       4.0%       4.0%

Components of net periodic pension expense:
 Interest cost on projected benefit obligation   $182,845   $176,676   $137,121   $200,196
 Service cost ................................     67,743     64,914     11,292     34,995
 Prior service cost ..........................    217,161    129,705     96,489    234,860
------------------------------------------------------------------------------------------
Net periodic pension expense .................   $467,749   $371,295   $244,902   $470,051
==========================================================================================

A summary of the Plan's funded status at December 31, 2004 and 2003 is as follows:

                                                 Dec 2004    Dec 2003
----------------------------------------------------------------------
Projected benefit obligation at
 beginning of year............................ $3,002,400  $2,770,882
Interest cost.................................    182,845     176,676
Service cost..................................     67,743      64,914
Actuarial loss................................     19,331     110,988
Benefits paid during year.....................   (160,343)   (121,060)
                                               ----------  ----------
Projected benefit obligation at end of year
 (unfunded status)............................  3,111,976   3,002,400
Unrecognized net loss.........................   (735,030)   (932,859)
---------------------------------------------------------------------
Accrued pension liability                      $2,376,946  $2,069,541
=====================================================================

Prior service cost is amortized over the estimated remaining employee service lives of approximately nine years. The Bank expects to make contributions of
$416,000 to the plan in 2005. The Bank anticipates paying benefits over the next five years and in the aggregate for the five years thereafter as follows: 2005 -
$190,000, 2006 - $219,000, 2007 - $219,000, 2008 - $226,000, 2009 - $212,000,
2010 through 2014 - $1,402,000.

401(k) Plan
The Bank has an employee thrift plan established for substantially all full-time employees. The Bank has elected to make matching contributions equal to 50% of the employee contributions up to a maximum of 1.5% of an individual's total eligible salary. The Bank contributed $130,000, $120,000, $54,000 and $109,000 during the years ended December 31, 2004 and 2003, six months ended December 31,
2002 and fiscal year ended June 30, 2002, respectively.

                                     - 39 -

14.  STOCK OPTIONS
The Company has stock option plans for the benefit of officers, other key employees and directors. As of December 31, 2004, the plans were authorized to grant additional options to purchase 311,756 shares of the Company's common stock. The option price is not to be less than the fair market value of the common stock on the date the option is granted, and the stock options are exercisable at any time within the maximum term of 10 years and one day from the grant date. The options are nontransferable and are forfeited upon termination of employment.

     The following is the stock option activity for the years ended December 31,
2004 and 2003, the six month period ended December 31, 2002, and for the fiscal year ended June 30, 2002, and the stock options outstanding at the end of the respective periods:

                                              Weighted
                                               Average
                                              Exercise
Options                            Shares        Price
------------------------------------------------------
Outstanding June 30, 2001 ...      993,402      $17.52
Granted .....................      164,655       18.73
Forfeited ...................      (14,687)      20.30
Exercised ...................     (132,961)       9.86
------------------------------------------
Outstanding June 30, 2002 ...    1,010,409       18.68
Granted .....................       22,224       22.65
Forfeited ...................       (3,987)      24.46
Exercised ...................      (22,344)      13.05
------------------------------------------
Outstanding December 31, 2002    1,006,302       18.87
Granted .....................        8,724       27.23
Forfeited ...................      (19,412)      23.03
Exercised ...................     (224,346)      13.94
------------------------------------------
Outstanding December 31, 2003      771,268       20.30
Forfeited ...................       (1,125)      26.56
Exercised ...................      (83,485)      15.49
------------------------------------------
Outstanding December 31, 2004      686,658       20.87
==========================================

The following table is an analysis of the remaining weighted average life as of
December 31, 2004 of the outstanding options within various exercise price ranges:

Exercise Price           Number of Options    Average Life
----------------------------------------------------------
$11.170 - $16.250......       178,152              3.5
$17.575 - $23.000......       238,459              5.9
$23.063 - $27.400......       270,047              4.4
-------------------------------------
     Total ............       686,658              4.7
=====================================

     No options were granted during the year ended December 31, 2004. The weighted average fair value of options granted was $5.91 for the year ended
December 31, 2003, $5.18 for the six month period ended December 31, 2002, and
$4.58 for the fiscal year ended June 30, 2002. The fair value of the option grants was estimated on the date of grant using an option pricing model with the following assumptions: dividend yield ranging from 1.32% to 3.58%, risk-free interest rates ranging from 2.66% to 8.04%, expected volatility ranging from
24.13% to 34.86% and expected life of 5.04 to 5.80 years.

15. COMMITMENTS
Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Bank makes various commitments to extend credit that are not reflected in the accompanying consolidated financial statements. At December 31, 2004 and 2003, the Bank had loan commitments approximating $16.3 million and $23.2 million, respectively, excluding undisbursed portions of loans in process. Loan commitments at December 31, 2004, included commitments to originate fixed rate loans with interest rates ranging from 4.4% to 6.3% totaling $3.9 million and adjustable rate loan commitments with interest rates ranging from 4.4% to 9.4% totaling $12.4 million.
Commitments, which are disbursed subject to certain limitations, extend over various periods of time. Generally, unused commitments are cancelled upon expiration of the commitment term as outlined in each individual contract.

     Outstanding letters of credit were $2.5 million and $1.9 million at
December 31, 2004 and 2003, respectively. Additionally, the Bank had approximately $4.0 million in commitments to sell fixed rate residential loans and $2.7 million in commitments to sell adjustable rate commercial loans at
December 31, 2004.

     The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit is represented by the contract amount of those instruments. The Bank uses the same credit policies and collateral requirements in making commitments as it does for on-balance sheet instruments.

Employment Agreements
The Company has entered into employment agreements with certain executive officers. Under certain circumstances provided in the agreements, the Company may be obligated to continue the officer's salary for a period of up to three years.

                                     - 40 -

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS
The disclosure of the estimated fair value of financial instruments is as follows: (in thousands)

                                           December 2004             December 2003
                                      ------------------------------------------------
                                       Carrying         Fair     Carrying         Fair
                                          Value        Value        Value        Value
--------------------------------------------------------------------------------------
Assets:
   Cash ...........................   $  24,729    $  24,729    $  22,734    $  22,734
   Interest-bearing deposits ......      27,591       27,591       11,444       11,444
   Securities available for sale ..     124,790      124,790      123,638      123,638
   Securities held to maturity ....       1,779        1,801        1,828        1,883
   Loans held for sale ............       2,617        2,653        6,272        6,357
   Loans, net .....................     629,490      638,566      630,672      648,987
   Accrued interest receivable ....       3,700        3,700        3,733        3,733
   Federal Home Loan Bank stock ...       9,965        9,965        9,965        9,965

Liabilities:
    Deposits ......................     640,181      642,397      588,666      597,657
    Federal Home Loan Bank advances     125,446      128,231      154,296      161,387
    Senior debt ...................      14,242       14,242       14,242       14,792
    Other borrowings ..............         211          211          624          624
    Advance payments by borrowers
       for taxes and insurance ....          48           48           76           76
    Accrued interest payable ......         852          852          900          900
    Commitments ...................          --           --           --           --

Financial Instruments:
    Interest rate swaps ...........        (594)        (594)      (1,099)      (1,099)

The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair values of financial instruments. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, Interest-bearing Deposits, Accrued Interest Receivable, Advance Payments
by Borrowers for Taxes and Insurance, Accrued Interest Payable and Other
Borrowings The carrying amount as reported in the Consolidated Balance Sheets is a reasonable estimate of fair value.

Securities Held to Maturity and Available for Sale Fair values are based on quoted market prices and dealer quotes.

Loans Held for Sale and Loans, net
The fair value is estimated by discounting the future cash flows using the current rates for loans of similar credit risk and maturities.

Federal Home Loan Bank Stock
The fair value is estimated to be the carrying value, which is par.

Deposits
The fair value of demand deposits, savings accounts and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances
The fair value is estimated by discounting future cash flows using rates currently available to the Company for advances of similar maturities.

Senior Debt
Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Interest Rate Swaps
The fair value is derived from proprietary models based upon well-recognized financial principles which management believes provide a reasonable approximation of the fair value of the interest rate swap transactions.

Commitments
The commitments to originate and purchase loans have terms that are consistent with current market conditions. Accordingly, the Company estimated that the face amounts of these commitments approximate carrying values.

The fair value estimates presented herein are based on information available to management at December 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                                     - 41 -

As of                                                    Dec 2004   Dec 2003
------------------------------------------------------------------------------
Condensed Balance Sheets (Parent Company only)
Assets:
Cash ................................................... $  5,640   $  6,857
Investment in subsidiary ...............................   86,299     91,667
Other ..................................................      121        285
                                                         --------   --------
Total Assets ........................................... $ 92,060   $ 98,809
                                                         ========   ========

Liabilities:
Senior debt ............................................ $ 14,242   $ 14,242
Other ..................................................      454        545
                                                         --------   --------
  Total liabilities ....................................   14,696     14,787
                                                         --------   --------
Shareholders' equity ...................................   77,364     84,022
                                                         --------   --------
Total Liabilities and Shareholders' Equity.............. $ 92,060   $ 98,809
                                                         ========   ========

Period Ended                                             Dec 2004   Dec 2003   Dec 2002   June 2002
----------------------------------------------------------------------------------------------------
Condensed Statements of Income (Parent Company only)
Dividends from subsidiary............................... $ 11,152   $  7,750   $  2,914   $   6,379
Other...................................................       89        560        271         629
                                                         ---------  --------   --------   ---------
  Total income..........................................   11,241      8,310      3,185       7,008
                                                         --------   --------   --------   ---------
Interest on senior debt.................................      698        838        425         812
Other expenses..........................................    1,163        751        574         895
                                                         --------   --------   --------   ---------
  Total expenses........................................    1,861      1,589        999       1,707
                                                         --------   --------   --------   ---------
Income before taxes and change in undistributed
 earnings of subisidiary................................    9,380      6,721      2,186       5,301
Applicable income tax credit............................     (703)      (403)      (284)       (419)
                                                         --------   --------   --------   ---------
Income before change in undistributed
 earnings of subsidiary.................................   10,083      7,124      2,470       5,720
Increase (decrease) in undistributed
 earnings of subsidiary.................................   (4,920)     2,519      2,827       4,619
                                                         --------   --------   --------   ---------
Net Income.............................................. $  5,163   $  9,643   $  5,297   $  10,339
                                                         ========   ========   ========   =========

Period Ended                                             Dec 2004   Dec 2003   Dec 2002   June 2002
---------------------------------------------------------------------------------------------------
Condensed Statements of Cash Flows (Parent Company only)
Operating Activities:
Net income.............................................. $  5,163   $  9,643   $  5,297   $  10,339
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Decrease (increase) in other assets....................     163        162        (86)        (29)
  Increase (decrease) in accrued expenses and
   other liabilities....................................      100       (428)       276          44
  Increase (decrease) in undistributed
   earnings of subsidiary...............................    4,920     (2,519)    (2,827)     (4,619)
                                                         ---------  ---------  --------   ---------
Net cash provided by operating activities...............   10,346      6,858      2,660       5,735
                                                         ---------  ---------  --------   ---------

Investing Activities:
Net cash used in investment in HomeFed Financial Corp...        -          -          -        (768)
                                                         ---------  ---------  --------   ---------

Financing Activities:
Funds provided by senior debt...........................        -          -      3,042           -
Payment of dividends....................................   (3,057)    (2,997)    (1,331)     (2,528)
Repurchase shares of common stock.......................   (9,953)    (3,575)    (3,154)     (4,764)
Exercise of stock options, net of fractional shares paid    1,447      3,641        292       1,369
                                                         ---------  ---------  --------   ---------
Net cash used in financing activities...................  (11,563)    (2,931)    (1,151)     (5,923)
                                                         ---------  ---------  --------   ---------

Net (decrease) increase in cash.........................   (1,217)     3,927      1,509        (956)
Cash at beginning of period.............................    6,857      2,930      1,421       2,377
                                                         ---------  ---------  --------   ---------
Cash at End of Period................................... $  5,640   $  6,857   $  2,930   $   1,421
                                                         =========  =========  =========  =========

                                     - 42 -

Board of Directors                Officers
& Officers
of Home Federal Bancorp           John K. Keach, Jr.
Board of Directors                Chairman of the Board,
                                  President and Chief
John K. Keach, Jr.                Executive Officer
Chairman of the Board,
President and Chief               Charles R. Farber
Executive Officer,                Executive Vice President
Home Federal Bancorp
                                  S. Elaine Pollert
John T. Beatty                    Executive Vice President
President,
Beatty Insurance, Inc.            Lawrence E. Welker
                                  Executive Vice President,
Harold Force                      Chief Financial Officer,
President,                        Treasurer and Secretary
Force Construction
Company, Inc.

David W. Laitinen, MD             Executive Officers
Orthopedic Surgeon                of HomeFederal Bank

John M. Miller                    John K. Keach, Jr.
President,                        Chairman of the Board,
Best Beers, Inc.                  President and Chief
                                  Executive Officer
Harvard W. Nolting, Jr.
Retired from Nolting              Charles R. Faber
Foods, Inc.                       Executive Vice President

John K. Keach, Sr.                S. Elaine Pollert
Chairman Emeritus                 Executive Vice President
Retired
                                  Lawrence E. Welker
The  Directors of Home            Executive Vice President,
Federal Bancorp also              Chief Financial Officer,
serve as Directors of             Treasurer and Secretary
HomeFederal Bank.
                                  Melissa A. McGill
                                  Senior Vice President
                                  Controller

Shareholder Information

Stock Listing

The common stock of Home Federal Bancorp is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol HOMF. Home Federal Bancorp stock appears in The Wall Street Journal under the abbreviation HomFedBcpIN, and in other publications under the abbreviation HFdBcp.

Transfer Agent & Registrar

To change name, address or ownership of stock, to report lost certificates, or to consolidate accounts, contact:

LaSalle Bank N.A.
c/o Corporate Trust Operations
135 South LaSalle Street, Room 1960
Chicago, Illinois 60603
(800) 246-5761

General Counsel
Barnes & Thornburg
11 South Meridian Street
Indianapolis, IN 46204

Shareholder & General Inquiries

Home Federal Bancorp is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 2004, with the Securities and Exchange Commission.

For copies of the Home Federal Bancorp Annual Report contact:
Donna Maxie
Home Federal Bancorp
222 West Second Street
P.O. Box 648
Seymour, IN 47274
(812) 522-1592
(877) 626-7000

For financial information and security analyst inquiries, please contact:

Lawrence E. Welker
Home Federal Bancorp
222 West Second Street
P.O. Box 648
Seymour, IN 47274
(812) 522-1592
(877) 626-7000

For an online annual report or shareholder inquiries on the Web, visit us at:
www.homf.com

                                     - 43 -

[Inside Back Cover]

 Office Locations

 Seymour
 222 W. Second Street
 1117 E. Tipton Street

 Columbus
 501 Wahington Street
 1020 Washington Street
 3805 25th Street
 2751 Brentwood Drive
 4330 W. Jonathan Moore Pike

 Hope
 8475 N. State Road 9

 Austin
 67 W. Main Street

 North Vernon
 111 N. State Street
 1540 N. State Street
                                        [Picture omitted]
 Osgood
 820 S. Buckeye Street               A map of the state of Indiana, showing
                                     HomeFederal Bank's office locations is on
 Batesville                          the lower right side of the page.
 114 State Road 46 East

 Madison
 201 Clifty Drive

 Brownstown
 101 N. Main Steet

 Salem
 1208 S. Jackson Street

 Greensburg
 1801 Greensburg Crossing

 Indianpolis/Greenwood
 8740 S. Emerson Avenue
 1510 W. Southport Road

 Vist our Web site at
 www.homf.com or call us
 toll-free at (877) 626-7000.